===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,         January                             2006
                          ------------------------------     ----------------
Commission File Number    000-29898
                          ------------------------------     ----------------

                           Research In Motion Limited
------------------------------------------------------------------------------
                (Translation of registrant's name into English)

             295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

             Form 20-F                   Form 40-F      X
                      ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                              No  X
                 ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1 Consolidated financial statements and notes thereto for the three and nine month periods ended November 26, 2005 and November 27, 2004, prepared in accordance with U.S. generally accepted accounting principles.

         2 Management's discussion and analysis of financial condition and results of operations for the three months and nine months ended November 26, 2005 compared to the three months and nine months ended November 27, 2004.

         3           CEO and CFO Form 52-109FT2 Certifications of Interim
                     Filings.

This Report on Form 6-K is incorporated by reference into: (i) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294); and
(ii) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 21, 2002 (File No. 333-100684).

                                                                    DOCUMENT 1

                             Research In Motion Limited
                       Incorporated under the Laws of Ontario
                  (United States dollars, in thousands)(unaudited)
                   Prepared in Accordance with U.S. GAAP (note 1)

                            Consolidated Balance Sheets
                                                                                                        As at
                                                                                          November 26,         February 26,
                                                                                              2005                 2005
                                                                                        -----------------    -----------------
Assets
 Current
  Cash and cash equivalents (note 6)                                                         $   733,111          $   610,354
  Short-term investments (note 6)                                                                181,537              315,495
  Trade receivables                                                                              275,593              210,459
  Other receivables                                                                               58,491               30,416
  Inventory (note 5)                                                                             111,878               92,489
  Restricted cash (note 10)                                                                      196,136              111,978
  Other current assets (note 9)                                                                   40,752               22,857
  Deferred income tax asset (note 11)                                                            129,380              150,200
                                                                                        -----------------    -----------------
                                                                                               1,726,878            1,544,248

Investments (note 6)                                                                             690,949              753,868

Capital assets (note 7)                                                                          297,263              210,112

Intangible assets (note 8)                                                                        70,106               83,740

Goodwill                                                                                          29,026               29,026
                                                                                        -----------------    -----------------
                                                                                             $ 2,814,222         $  2,620,994
                                                                                        =================    =================

Liabilities
 Current
  Accounts payable                                                                           $   130,764           $   68,464
  Accrued liabilities                                                                            135,013               87,133
  Accrued litigation and related expenses (note 10)                                              466,783              455,610
  Income taxes payable                                                                            85,415                3,149
  Deferred revenue                                                                                16,175               16,235
  Current portion of long-term debt                                                                  249                  223
                                                                                        -----------------    -----------------
                                                                                                 834,399              630,814

Long-term debt                                                                                     6,704                6,504
                                                                                        -----------------    -----------------
                                                                                                 841,103              637,318
                                                                                        -----------------    -----------------

Shareholders' Equity
Capital stock (note 3(a))
Authorized - unlimited number of non-voting, cumulative, redeemable, retractable preferred shares; unlimited number of non-voting, redeemable, retractable Class
A common shares and unlimited number of voting common shares
Issued - 185,113,924 voting common shares (February 26, 2005 - 189,484,915)                    1,844,816            1,892,266
Retained earnings                                                                                129,674               94,181
Accumulated other comprehensive loss (note 9)                                                     (1,371)              (2,771)
                                                                                        -----------------    -----------------
                                                                                               1,973,119            1,983,676
                                                                                        -----------------    -----------------
                                                                                            $  2,814,222         $  2,620,994
                                                                                        =================    =================

Commitments and contingencies (notes 10, 13, 15)
See notes to the consolidated financial statements.

On behalf of the Board:


Jim Balsillie                                              Mike Lazaridis
Director                                                   Director

                           Research In Motion Limited
                (United States dollars, in thousands)(unaudited)
                 Prepared in Accordance with U.S. GAAP (note 1)

                 Consolidated Statement of Shareholders' Equity

                                                                                             Accumulated Other
                                                                                 Retained      Comprehensive
                                                                Common Shares    Earnings      Income (loss)        Total
                                                            ---------------------------------------------------------------
Balance as at February 26, 2005                                  $ 1,892,266    $   94,181       $     (2,771)  $ 1,983,676

Comprehensive income (loss):
    Net income                                                             -       363,724                  -       363,724
    Net change in unrealized gains on investments
      available for sale                                                   -             -             (4,126)       (4,126)
    Net change in derivative fair value during the period                  -             -             12,977        12,977
    Amounts reclassified to earnings during the period                     -             -             (7,451)       (7,451)

Shares issued:
    Exercise of stock options                                         15,490             -                  -        15,490
    Common shares repurchased pursuant to Common
      Share Repurchase Program                                       (62,981)     (328,231)                 -      (391,212)
    Issuance of restricted share units                                    41             -                  -            41
                                                            ---------------------------------------------------------------
Balance as at November 26, 2005                                  $ 1,844,816    $  129,674       $     (1,371)  $ 1,973,119
                                                            ===============================================================


See notes to the consolidated financial statements.

                           Research In Motion Limited
     (United States dollars, in thousands, except per share data)(unaudited)
                 Prepared in Accordance with U.S. GAAP (note 1)

                      Consolidated Statements of Operations

                                                     For the Three Months Ended              For the Nine Months Ended
                                                    November 26,       November 27,        November 26,       November 27,
                                                       2005               2004                2005                2004
                                                 ----------------   -----------------   ----------------    ----------------
Revenue                                              $   560,596         $   365,852       $  1,504,626         $   945,645

Cost of sales                                            247,851             174,557            672,649             461,036
                                                 ----------------   -----------------   ----------------    ----------------
Gross margin                                             312,745             191,295            831,977             484,609
                                                 ----------------   -----------------   ----------------    ----------------
Expenses

  Research and development                                41,567              27,137            113,778              72,104
  Selling, marketing and administration (note 4)          83,965              49,297            219,099             134,135
  Amortization                                            12,797               8,337             34,629              26,827
  Litigation (note 10)                                    26,176              24,551             39,291              58,434
                                                 ----------------   -----------------   ----------------    ----------------
                                                         164,505             109,322            406,797             291,500
                                                 ----------------   -----------------   ----------------    ----------------
Income from operations                                   148,240              81,973            425,180             193,109

Investment income                                         17,483              10,133             46,999              25,181
                                                 ----------------   -----------------   ----------------    ----------------

Income before income taxes                               165,723              92,106            472,179             218,290
                                                 ----------------   -----------------   ----------------    ----------------
Provision for income taxes (note 11)
  Current                                                 75,929               1,711             85,240               2,330
  Deferred                                               (30,355)                  -             23,215                   -
                                                 ----------------   -----------------   ----------------    ----------------
                                                          45,574               1,711            108,455               2,330
                                                 ----------------   -----------------   ----------------    ----------------
Net income                                           $   120,149          $   90,395        $   363,724         $   215,960
                                                 ================   =================   ================    ================

Earnings per share (note 12)

  Basic                                               $     0.63          $     0.48         $     1.91          $     1.15
                                                 ================   =================   ================    ================
  Diluted                                             $     0.61          $     0.46         $     1.84          $     1.10
                                                 ================   =================   ================    ================


See notes to the consolidated financial statements.

                           Research In Motion Limited
                (United States dollars, in thousands)(unaudited)
                 Prepared in Accordance with U.S. GAAP (note 1)

                      Consolidated Statements of Cash Flows

                                                         For the Three Months Ended          For the Nine Months Ended
                                                        November 26,      November 27,      November 26,     November 27,
                                                           2005              2004             2005               2004
                                                      ---------------   ---------------  ----------------   ----------------
Cash flows from operating activities

Net income                                                $  120,149        $   90,395       $   363,724        $   215,960

Items not requiring an outlay of cash:

  Amortization                                                21,464            15,741            60,657             50,535
  Deferred income taxes                                      (32,818)                -            16,103                  -
  Issuance of restricted share units                              41                 -                41                  -
  Gain on disposal of capital assets                             (20)                -               (18)                 -
  Loss (gain) on foreign currency translation of
    long-term debt                                                19               (15)               63                 17
  Unrealized foreign exchange loss                               295               482               295                482

Net changes in working capital items (note 16)                39,156           (33,833)           17,113            (76,982)
                                                      ---------------   ---------------  ----------------   ----------------
                                                             148,286            72,770           457,978            190,012
                                                      ---------------   ---------------  ----------------   ----------------

Cash flows from financing activities

Issuance of share capital                                      3,896            17,958            15,490             49,706
Common shares repurchased pursuant to Common
  Share Repurchase Program                                  (391,212)                -          (391,212)                 -
Repayment of long-term debt                                      (58)              (51)             (168)              (146)
                                                      ---------------   ---------------  ----------------   ----------------
                                                            (387,374)           17,907          (375,890)            49,560
                                                      ---------------   ---------------  ----------------   ----------------

Cash flows from investing activities

Acquisition of investments                                   (40,840)         (134,628)          (91,772)          (562,990)
Proceeds on sale or maturity of investments                    9,022             3,861            36,513             13,924
Acquisition of capital assets                                (43,619)          (25,252)         (130,591)           (62,163)
Acquisition of intangible assets                              (7,396)           (5,827)          (17,342)           (14,275)
Acquisition of subsidiary                                          -                 -            (3,795)            (2,149)
Acquisition of short-term investments                        (70,625)          (25,000)         (184,101)          (202,022)
Proceeds on sale and maturity of short-term
  investments                                                 42,562            31,485           432,052             43,485
                                                      ---------------   ---------------  ----------------   ----------------
                                                            (110,896)         (155,361)           40,964           (786,190)
                                                      ---------------   ---------------  ----------------   ----------------

Effect of foreign exchange on cash and cash
  equivalents                                                   (295)             (482)             (295)              (482)
                                                      ---------------   ---------------  ----------------   ----------------
Net increase (decrease) in cash and cash
  equivalents for the period                                (350,279)          (65,166)          122,757           (547,100)

Cash and cash  equivalents, beginning of period            1,083,390           674,485           610,354          1,156,419
                                                      ---------------   ---------------  ----------------   ----------------
Cash and cash  equivalents, end of period                 $  733,111        $  609,319       $   733,111        $   609,319
                                                      ===============   ===============  ================   ================


                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
                      For the Three and Nine Month Periods
                 Ended November 26, 2005 and November 27, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated


1.   BASIS OF PRESENTATION

     These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles ("U.S. GAAP"). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with Research In Motion's ("RIM" or the "Company") audited consolidated financial statements (the "financial statements") for the year ended February 26, 2005, which have been prepared in accordance with U.S. GAAP. A separate set of consolidated financial statements for the year ended February 26, 2005 were also prepared under Canadian GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three and nine months ended November 26, 2005 are not necessarily indicative of the results that may be expected for the full year ending March 4, 2006.

     The Company's fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal year ending March 4, 2006 comprises 53 weeks compared to 52 weeks for the fiscal year ended February 25, 2005.


2.   RECENTLY ISSUED PRONOUNCEMENTS

(a)  Stock-Based Compensation

     On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued amended Statement of Financial Accounting Standard ("SFAS") 123 ("SFAS 123(R)") Accounting for Share-Based Payment. SFAS 123(R) requires all companies to use a fair-value based method of accounting for stock-based compensation, and is in effect for all interim periods beginning after June 15, 2005. SFAS 123(R) requires that all companies adopt either the modified prospective transition ("MPT") or modified retrospective transition ("MRT") method. Stock-based compensation expense calculated using the MPT approach would be recognized on a prospective basis in the financial statements over the requisite service period, while the MRT method allows a restatement of prior periods for amounts previously recorded as proforma expense. On April 14, 2005, the U.S. Securities and Exchange Commission announced that it would provide for a phased-in implementation process for SFAS 123(R). As previously disclosed, the Company will now be required to adopt a fair-value based method to account for stock-based compensation expense in the first quarter of fiscal 2007.

(b)  Accounting Changes and Error Corrections

     In May 2005, the FASB issued SFAS 154 Accounting Changes and Error Corrections. SFAS 154 completely replaces Accounting Principles Board ("APB") Opinion 20 ("APB 20") and SFAS 3, with many of those provisions being carried forward without change. If practical, SFAS 154 requires retrospective application to prior year's financial statements for a voluntary change in accounting principle. In addition, SFAS 154 also requires that a change in depreciation method for long-lived non-financial assets be accounted for as a change in estimate, as opposed to a change in accounting principle under APB 20. The standard is effective for fiscal years beginning after December 15, 2005.

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
                      For the Three and Nine Month Periods
                 Ended November 26, 2005 and November 27, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated


3.   CAPITAL STOCK

(a)  Capital Stock

                                                                           Shares
                                                                         Outstanding         Amount
                                                                      ------------------------------------

                                                                           (000's)
     Common shares outstanding - February 26, 2005                           189,485       $ 1,892,266

     Exercise of stock options                                                 1,949            15,490
     Common shares repurchased pursuant to Common Share
       Repurchase Program                                                     (6,320)          (62,981)
     Issuance of restricted share units                                            -                41
                                                                   ------------------------------------

     Common shares outstanding - November 26, 2005                           185,114       $ 1,844,816
                                                                   ====================================

     During the third quarter of fiscal 2006, there were 409,915 stock options exercised.

     The Company had 185.2 million voting common shares outstanding, 9.8 million options to purchase voting common shares outstanding and 7,800 restricted share units outstanding as at December 31, 2005.

     On October 11, 2005, the Company's Board of Directors approved the repurchase by the Company, from time to time, on the NASDAQ National Market, of up to an aggregate of 9.5 million common shares over the next 12 months. This represents approximately 5% of the Company's outstanding shares.

     During the third quarter of fiscal 2006, the Company repurchased 6.3 million common shares pursuant to the Common Share Repurchase Program at a cost of $391,212. The amount paid in excess of the per share paid-in capital of the common shares of $328,231 was charged to retained earnings. All common shares repurchased by the Company pursuant to the Common Share Repurchase Program have been cancelled.

(b)  Stock-based compensation plans (000's)

     Stock Option Plan
     The Company has an incentive stock option plan for directors, officers and employees of the Company or its subsidiaries. The stock option exercise price is equal to the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years and are exercisable for a maximum of ten years from the grant date.

     The total number of options outstanding as at November 26, 2005 were 9.9 million (February 26, 2005 - 11.2 million).

     Restricted Share Unit Plan (the "RSU Plan")
     At the Company's 2005 Annual General Meeting on July 18, 2005, shareholders approved the establishment of the RSU Plan. The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries. The RSU Plan received regulatory approval in August 2005.

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
                      For the Three and Nine Month Periods
                 Ended November 26, 2005 and November 27, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated


     RSU's are redeemed for either common shares issued from treasury, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. Compensation expense will be recognized upon issuance of RSU's over the vesting period.

     The Company issued 7,800 RSU's in the three month period ended November 26, 2005 and the total number of RSU's outstanding as at November 26, 2005 was 7,800 (February 26, 2005 - nil).


(c)  Stock-based compensation

     As permitted under U.S. GAAP, specifically APB Opinion 25, Accounting for Stock Issued to Employees, the Company recognizes stock-based compensation expense when stock options are issued with an exercise price that is less than the market price on the date of grant of the option. The difference between the exercise price and the market price on the date of the grant is recorded as compensation expense ("intrinsic value method"). The exercise price of options granted by the Company is the market value of the underlying stock at the date of grant; consequently, no compensation expense is recognized at the time the option is granted.

     SFAS 123, Accounting for Stock-Based Compensation, requires proforma disclosures of net income and earnings per share, as if a fair value method, as opposed to the intrinsic value method of accounting for employee stock options, had been applied. The disclosures in the following table present the Company's net income and earnings per share on a proforma basis using a fair value method as determined using the Black-Scholes option-pricing model:

                                                             For the three months ended          For the nine months ended
                                                         ----------------------------------------------------------------------
                                                              November 26,     November 27,      November 26,     November 27,
                                                                 2005              2004             2005              2004
                                                         ----------------------------------------------------------------------
     Net income - as reported                                   $  120,149        $  90,395        $  363,724        $ 215,960
     Stock-based compensation expense for the period,
       net of tax                                                    5,617            4,239            17,778           16,105
                                                         ----------------------------------------------------------------------
     Net income - proforma                                      $  114,532        $  86,156        $  345,946        $ 199,855
                                                         ======================================================================

     Weighted-average number of shares outstanding
       (000's) - basic                                             189,341          188,284           190,112          187,141

     Effect of dilutive securities: Employee stock
       options                                                       6,232            8,958             6,229            8,197
                                                         ----------------------------------------------------------------------

     Weighted-average number of shares and assumed
       conversions - diluted                                       195,573          197,242           196,341          195,338
                                                         ======================================================================

     Proforma earnings per share
       Basic                                                      $   0.60         $   0.46         $    1.82         $   1.07
       Diluted                                                    $   0.59         $   0.44         $    1.76         $   1.02


                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
                      For the Three and Nine Month Periods
                 Ended November 26, 2005 and November 27, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated


     The weighted average fair value of stock options granted during the quarter was calculated using the Black-Scholes option-pricing model with the following assumptions:

                                                       For the three months ended          For the nine months ended
                                                  -----------------------------------------------------------------------
                                                        November 26,     November 27,      November 26,     November 27,
                                                           2005             2004              2005             2004
                                                  -----------------------------------------------------------------------
     Weighted average Black-Scholes value of
       each stock option                                  $   36.07         $   37.22         $   36.92        $   28.21

     Assumptions:
       Risk free interest rates                                 4.0%              3.0%              4.0%             3.3%
       Expected life in years                                   4.0               4.0               4.0              4.0
       Expected dividend yield                                    0%                0%                0%               0%
       Volatility                                                65%               70%               65%              70%


4.   FOREIGN EXCHANGE GAINS AND LOSSES

     Selling, marketing and administration expense for the first nine months of fiscal 2006 includes $2.2 million with respect to a foreign exchange loss (2005 - foreign exchange gain of $1.6 million). The Company is exposed to foreign exchange fluctuations as a result of transactions in currencies other than its U.S. dollar functional currency.


5.   INVENTORY

     Inventory is comprised as follows:

                                                              November 26,       February 26,
                                                                 2005                2005
                                                          ------------------------------------
     Raw materials                                               $  93,436         $   78,080
     Work in process                                                23,428             11,282
     Finished goods                                                  2,363              9,868
     Provision for excess and obsolete inventory                    (7,349)            (6,741)
                                                          ------------------------------------
                                                                 $ 111,878         $   92,489
                                                          ====================================


6.   SHORT-TERM INVESTMENTS AND INVESTMENTS

     Short-term investments consist of liquid investments with remaining maturities of between three months and one year. Investments with maturities in excess of one year are classified as non-current investments. In the event of a decline in value, which is other than temporary, the investments are written down to estimated realizable value.

     During fiscal 2005, the Company reviewed its intent to continue to hold certain investments previously classified as held-to-maturity and

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
                      For the Three and Nine Month Periods
                 Ended November 26, 2005 and November 27, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated


     determined this intent was no longer present. These investments were reclassified as available-for-sale, and prior period carrying values were adjusted to reflect these securities as available-for-sale since acquisition. Investments designated as available-for-sale are carried at fair value with any resulting unrealized gains or losses included in other comprehensive income (see note 9).

     Cash equivalents are highly liquid investments with maturities of three months or less at the date of acquisition and are carried at cost plus accrued interest, which approximates their fair value.


7.   CAPITAL ASSETS

     Capital assets are comprised of the following:

                                                                                     November 26, 2005
                                                                   -------------------------------------------------------
                                                                                          Accumulated         Net book
                                                                           Cost           amortization          value
                                                                   -------------------------------------------------------
     Land                                                                  $  15,648          $       -         $  15,648
     Buildings, leaseholds and other                                         127,076             17,655           109,421
     BlackBerry operations and other information
       technology                                                            195,931            102,736            93,195
     Manufacturing equipment, research and development
       equipment, and tooling                                                 80,803             40,217            40,586
     Furniture and fixtures                                                   64,513             26,100            38,413
                                                                   -------------------------------------------------------
                                                                           $ 483,971          $ 186,708         $ 297,263
                                                                   =======================================================

                                                                                     February 26, 2005
                                                                   -------------------------------------------------------
                                                                                          Accumulated         Net book
                                                                           Cost           amortization          value
                                                                   -------------------------------------------------------
     Land                                                                  $   8,850            $     -         $   8,850
     Buildings, leaseholds and other                                         109,654             14,016            95,638
     BlackBerry operations and other information
       technology                                                            135,352             75,495            59,857
     Manufacturing equipment, research and development
       equipment, and tooling                                                 60,222             33,175            27,047
     Furniture and fixtures                                                   40,553             21,833            18,720
                                                                   -------------------------------------------------------
                                                                          $  354,631         $  144,519        $  210,112
                                                                   =======================================================

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
                      For the Three and Nine Month Periods
                 Ended November 26, 2005 and November 27, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated


8.   INTANGIBLE ASSETS

     Intangible assets comprise the following:

                                            November 26, 2005
                            ----------------------------------------------------
                                                 Accumulated        Net book
                                    Cost         amortization         value
                            ----------------------------------------------------

     Acquired technology           $  18,373         $   8,558        $   9,815
     Licences                         67,347            44,136           23,211
     Patents                          44,430             7,350           37,080
                            ----------------------------------------------------
                                   $ 130,150         $  60,044        $  70,106
                            ====================================================


                                            February 26, 2005
                            ----------------------------------------------------
                                                  Accumulated        Net book
                                    Cost          amortization         value
                            ----------------------------------------------------

     Acquired technology          $   12,151         $   6,045        $   6,106
     Licences                         86,352            31,107           55,245
     Patents                          28,082             5,693           22,389
                            ----------------------------------------------------
                                  $  126,585         $  42,845        $  83,740
                            ====================================================

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
                      For the Three and Nine Month Periods
                 Ended November 26, 2005 and November 27, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated


9.   COMPREHENSIVE INCOME

     The components of comprehensive income are shown in the following tables:

                                                                                                 For the three months ended
                                                                                              ---------------------------------
                                                                                               November 26,     November 27,
                                                                                                   2005             2004
                                                                                              ---------------------------------
     Net income                                                                                     $ 120,149        $  90,395
     Net change in unrealized losses on available-for-sale investments                                 (2,586)          (6,252)
     Net change in derivative fair value during the period, net of income taxes of
       $1,882 (November 27, 2004 - $nil)                                                                3,553           25,621
     Amounts reclassified to earnings during the period, net of income tax recovery
       of $661 (November 27, 2004 - $nil)                                                              (1,248)          (3,002)
                                                                                              ---------------------------------
     Comprehensive income                                                                           $ 119,868       $  106,762
                                                                                              =================================

                                                                                                 For the nine months ended
                                                                                              --------------------------------
                                                                                                November 26,    November 27,
                                                                                                    2005            2004
                                                                                              --------------------------------
     Net income                                                                                     $ 363,724       $  215,960
     Net change in unrealized losses on available-for-sale investments                                 (4,126)          (7,393)
     Net change in derivative fair value during the period, net of income
       taxes of $6,871 (November 27, 2004 - $nil)                                                      12,977           30,474
     Amounts reclassified to earnings during the period, net of income tax
       recovery of $3,946 (November 27, 2004 - $nil)                                                   (7,451)          (6,194)
                                                                                              --------------------------------
     Comprehensive income                                                                           $ 365,124       $  232,847
                                                                                              ================================


     The components of accumulated other comprehensive income (loss) are as follows:

                                                                                                November 26,    February 26,
                                                                                                    2005            2005
                                                                                              ---------------------------------
     Accumulated net unrealized losses on available-for-sale investments                            $ (16,471)      $  (12,345)
     Accumulated net unrealized gains on derivative instruments                                        15,100            9,574
                                                                                              ---------------------------------
     Total accumulated other comprehensive income (loss)                                            $  (1,371)      $   (2,771)
                                                                                              =================================

     The fair value of derivative instruments of $23.2 million (February 26, 2005 - $14.6 million) is included in Other current assets on the Consolidated Balance Sheets.

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
                      For the Three and Nine Month Periods
                 Ended November 26, 2005 and November 27, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated


10. LITIGATION

     As has been more fully disclosed in the Company's annual consolidated financial statements and notes for the fiscal years ended February 26, 2005, February 28, 2004 and March 1, 2003, the Company is the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents.

     The matter went to trial in 2002 in the United States District Court for the Eastern District of Virginia (the "District Court"), and the jury issued a verdict in favour of NTP on November 21, 2002, finding that certain of the products and services that the Company sells in the United States infringe on five of NTP's patents. As a result, the jury awarded damages based upon its assessment of the estimated income derived from certain of the Company's revenues that were considered "infringing revenues".

     On August 5, 2003, the District Court ruled on NTP's request for an injunction with respect to RIM continuing to sell BlackBerry devices, software and service in the United States and entered judgment with respect to several previously announced monetary awards issued in favor of NTP. The District Court granted NTP the injunction requested; however, the District Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal. On June 7, 2004, the Company and NTP each made oral submissions before the Court of Appeals for the Federal Circuit (the "CAFC").

     On December 14, 2004, the CAFC ruled on the appeal by the Company of the District Court's judgment. The CAFC concluded that the District Court erred in construing the claim term "originating processor", which appears in five of sixteen claims within NTP's patents, but did not err in construing any of other claim terms on appeal and affirmed the remainder of the District Court's claim constructions. The CAFC further concluded that the District Court correctly found infringement under 35 U.S.C.
     section 271(a), correctly denied the Company's motion for judgment as a matter of law and did not abuse its discretion in three of its evidentiary rulings.

     The CAFC December 2004 decision would remand to the District Court the questions of whether and to what extent the jury verdict of infringement should be set aside, based on the prejudicial effect, if any, of the District Court's erroneous claim construction of the term "originating processor". The CAFC ordered that should such prejudicial effect be shown, and because the jury verdict did not specify the amount of infringing sales attributed to each individual patent claim, or the specific devices and services determined by the jury to infringe each separately asserted claim, the District Court on remand will also have to determine the effect of any alteration of the jury verdict on the District Court's damage award and on the scope of the District Court's injunction. Accordingly, the CAFC decision would vacate the District Court's judgment and the injunction, and remand the case to the District Court for further proceedings consistent with the CAFC's ruling. As a result, the CAFC would affirm-in-part, vacate-in-part and remand certain matters for further proceedings. The Company filed a petition for rehearing.

     During the fourth quarter of fiscal 2005, the Company and NTP entered into settlement negotiations, which concluded with the parties jointly announcing the signing of a binding Term Sheet on March 16, 2005, that resolved all current litigation between them. As part of the resolution, NTP granted RIM and its customers an unfettered right to continue its BlackBerry-related wireless business without further interference from NTP or its patents. This resolution related to all NTP patents involved in the current litigation as well as all current and future NTP patents. The resolution covered all of RIM's past and future products, services and technologies and also covered all customers and providers of RIM products and services, including wireless carriers, distributors, suppliers and independent software vendor ("ISV") partners. Under the terms of the resolution, RIM would have the right to grant sublicenses under the NTP

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
                      For the Three and Nine Month Periods
                 Ended November 26, 2005 and November 27, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated


     patents to anyone for products or services that interface, interact or combine with RIM's products, services or infrastructure. The resolution permitted RIM and its partners to sell its products, services and infrastructure completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, ISV partners or against third party products that use RIM's BlackBerry Connect/BlackBerry Built-In technology. The parties announced that RIM would pay to NTP $450 million in final and full resolution (the "resolution amount") of all claims to date against RIM, as well as for a fully-paid up license (the "NTP license") going forward. As discussed below, due to an impasse in the process of finalizing a definitive licensing and settlement agreement, RIM subsequently took action to enforce the Term Sheet. On November 30, 2005, the District Court ruled that the Term Sheet was not enforceable. See management's discussion below of the impact of the November 30, 2005 ruling on the Company's accounting for the litigation.

     During the fourth quarter of fiscal 2005, the Company recorded an incremental expense of $294.2 million to adjust the total NTP provision to the resolution amount plus current and estimated legal, professional and other fees, less the previous cumulative quarterly provisions for enhanced compensatory damages, prejudgment interest, plaintiff's attorney fees, estimated postjudgment interest, and current and estimated future costs with respect to legal and other professional fees, and the acquisition of a $20 million intangible asset.

     As noted above, on June 9, 2005, RIM announced that, due to an impasse in the process of finalizing a definitive licensing and settlement agreement with NTP, RIM would take court action to enforce the binding Term Sheet agreed upon and jointly announced by RIM and NTP on March 16, 2005. In order to enforce the Term Sheet, RIM filed a Motion to Stay Appeal and Remand for Enforcement of Settlement Agreement, which requested that the CAFC stay the appeal and remand to the District Court to enforce the Term Sheet.

     On June 10, 2005, NTP filed its Response with the CAFC, in which it opposed RIM's motion and alleged there was, and is, no settlement agreement reached by the parties. NTP's Response asked the CAFC to dispose of RIM's petition for rehearing, and remand the patent dispute to the District Court for the further proceedings contemplated in the CAFC's December 14, 2004 decision. On June 13, 2005, RIM filed its Reply with the CAFC.

     During the first quarter of fiscal 2006, the Company recorded an expense of $6.5 million to account for incremental current and estimated future legal and professional fees.

     On August 2, 2005, the CAFC issued a ruling that denied RIM's motion to stay the appeal and to remand the case to the District Court to enforce the settlement terms. The CAFC was not asked to and did not rule on the enforcement of the settlement and therefore the effect of this ruling was to leave matters relating to the enforcement of the settlement to be decided by the District Court.

     In addition to the denial of the stay motion, the CAFC also issued a ruling on the appeal proceedings on August 2, 2005. In January 2005, RIM had petitioned the CAFC for a rehearing of the CAFC's initial December 14, 2004 ruling by the three-judge panel and/or en banc review by all active judges of the CAFC. In its August 2, 2005 ruling, the CAFC granted RIM's petition for rehearing by the three-judge panel, thereby rendering moot the petition for en banc review. In its ruling, the three-judge panel of the CAFC formally withdrew its original decision of December 14, 2004, and replaced it with a new decision.

     At trial in the District Court in 2002, NTP had successfully asserted 16 claims of five patents against RIM. The August 2, 2005 CAFC decision reversed the District Court's ruling of infringement on six of the 16 claims, and found that RIM does not infringe those six claims, which removes one of the five patents from the case. Consistent with its prior ruling, the CAFC also vacated the District Court's finding of infringement

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
                      For the Three and Nine Month Periods
                 Ended November 26, 2005 and November 27, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated


     of an additional three of the 16 patent claims because the District Court erred in construing their scope, and remanded to the District Court for further proceedings based on the new claim construction. Infringement of the remaining seven claims contained in the four remaining NTP patents was affirmed in the August 2, 2005 ruling.

     Consistent with its December 2004 ruling, the CAFC also vacated the damages award and injunction imposed by the District Court and ordered further proceedings.

     On August 16, 2005, RIM petitioned the CAFC for a rehearing of the CAFC's August 2, 2005 ruling as to the affirmed patent claims by the three-judge panel and/or en banc review by all active judges of the CAFC. The CAFC requested that NTP file a response. NTP filed a response on August 31, 2005.

     During the second quarter of fiscal 2006, the Company recorded an expense of $6.6 million to account for incremental current and estimated future legal and professional fees.

     On October 7, 2005, the CAFC denied RIM's petition to rehear the three-judge panel decision that was issued on August 2, 2005. On October 21, 2005, the CAFC denied RIM's motion to stay further proceedings in the case until the Supreme Court decides whether it will accept an appeal of the decision in this case, and ordered that its mandate remanding the case to the District Court be effective on October 21, 2005. On October 26, 2005, the Supreme Court denied RIM's motion to stay further proceedings in the case until it decides whether it will accept an appeal of the decision in the case.

     On November 9, 2005, the District Court issued a Scheduling Order in which it determined that it would review matters in the following order: the enforceability of the Term Sheet, the Company's request for a stay of the judicial proceedings until completion of the re-examination proceedings in the U.S. Patent & Trademark Office (the "Patent Office"), and thereafter the remand issues. As noted above, on November 30, 2005, the District Court issued two rulings in the patent litigation between the Company and NTP. The District Court ruled that the Term Sheet entered between the parties in March 2005 to settle the litigation was not an enforceable agreement. Other details of the ruling were filed under seal by the District Court, therefore RIM cannot comment further on the details of the decision. The District Court also denied RIM's motion to stay further proceedings in the case until the Patent Office reaches a final determination in its re-examination of the NTP patents. As a result of the rulings, further proceedings will continue in the District Court. See management's discussion below of the impact of the November 30, 2005 ruling on the Company's accounting for the litigation.

     On December 9, 2005, RIM filed a request that the Supreme Court accept an appeal of the CAFC's August 2, 2005 decision in relation to its affirmation of infringement on seven litigated patent claims. NTP filed an opposition to RIM's Petition for a Writ of Certiorari on December 23, 2005 and RIM filed its Reply Brief to NTP's opposition on January 3, 2006.

     On December 16, 2005, the District Court issued a Scheduling Order which required initial briefs on the remand issues filed by both parties by January 17, 2006, with responses by both parties due by February 1, 2006. The District Court also granted the U.S. Department of Justice ("DOJ") leave to file a brief addressing the scope and timing of implementing an injunction if one were granted. A hearing date has not yet been scheduled by the District Court.

     During the upcoming proceedings, the District Court will be asked to decide a variety of matters relating to the litigation, including the impact of the CAFC's reversal of infringement findings on issues of liability and damages. RIM also expects NTP to ask the District Court to enter a new injunction prohibiting RIM from providing BlackBerry service and from using, selling, manufacturing or importing its devices and

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
                      For the Three and Nine Month Periods
                 Ended November 26, 2005 and November 27, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated


     software in the United States. The District Court is expected to schedule a hearing prior to deciding each of these matters.

     As noted above, RIM has filed a request that the Supreme Court accept an appeal of the CAFC's August 2, 2005 decision in relation to its affirmation of infringement on seven litigated patent claims. NTP filed an opposition to RIM's Petition for a Writ of Certiorari on December 23, 2005 and RIM filed its Reply Brief to NTP's opposition on January 3, 2006. While further review by the Supreme Court is generally uncommon, RIM continues to believe this case raises significant national and international issues warranting further appellate review.

     As a contingency, RIM has also been preparing software workaround designs which it intends to implement if necessary to maintain the operation of BlackBerry services in the United States if an injunction is granted to NTP. While RIM believes that the software workaround designs do not infringe on NTP's patents, it will ultimately be up to the courts to determine whether this is the case, and the Company cannot provide any assurance in this regard. If an injunction is granted to NTP and RIM is not able to promptly vacate, stay or overturn the injunction, provide services or products outside the scope of the NTP patents, or enter into a license with NTP on reasonable terms: (a) RIM may be unable to continue to export or make available for sale its wireless devices and software into the United States and/or make available BlackBerry service to users in the United States, which is the largest market for RIM's products and services; and (b) the Company may have to terminate the contractual arrangements with its customers, carriers and resellers in the United States, and the Company could be subject to claims for any losses incurred or claims against such customers, carriers and resellers. The costs related to implementing software workaround solutions as well as other potential losses from an injunction would be material to the Company's operating results and financial position.

     During the third quarter of fiscal 2006, the Company recorded an expense of $26.2 million to account for incremental current and estimated future legal and professional fees in the amount of $7.9 million as well as an accrual in the amount of $18.3 million to write-off the intangible asset following the November 30, 2005 ruling.

     As at the end of the Company's current fiscal period, the amount of further loss, if any, was not reasonably determinable given the inherent uncertainty of the outcome of the litigation and the application of judicial discretion. The litigation accrual of $450 million, which amount had previously been agreed to by the parties to settle the dispute, represents the Company's best current estimate as to the litigation expense relating to this matter based on current knowledge and consultation with legal counsel. Consequently, no additional amounts, from those described above, have been provided for as NTP litigation expenses as at November 26, 2005. The actual resolution of the NTP matter may materially differ from the provisions recorded as at November 26, 2005 as a result of future rulings by the courts, a settlement between the parties or implementation of workaround solutions, therefore potentially causing future quarterly or annual financial results to be materially affected, either adversely or favorably. The Company would therefore be required at that time to make additional significant adjustments for such legal proceedings or a settlement amount in the event of further developments or resolution in this matter, consistent with U.S. GAAP.


11. INCOME TAXES

     For the first nine months of fiscal 2006, the Company's net income tax expense was $108.5 million or a net effective tax rate of 23.0%. During the first quarter of fiscal 2006, the tax provision was reduced by $27.0 million as a result of the Company realizing incremental cumulative investment tax credits ("ITCs") attributable to prior fiscal years. This resulted in a reduction of 5.7% in the expected tax provision for the first nine months of fiscal 2006. ITCs are generated as a result of the Company incurring eligible scientific research and experimental development ("SR&ED") expenditures, which, under the "flow-through" method, are credited as a recovery of income tax expense. The Company

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
                      For the Three and Nine Month Periods
                 Ended November 26, 2005 and November 27, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated


     recorded this $27.0 million reduction in its deferred income tax provision as a result of a favourable tax ruling. The tax ruling determined that stock option benefits are considered eligible SR&ED expenditures.

     The deferred tax asset on the balance sheet relates primarily to the NTP matter and the November 30, 2005 District Court ruling that the Term Sheet is not binding and therefore the litigation accrual is not currently deductible for income tax purposes. See Note 10 for further details on the NTP Matter.

     The Company has not recorded a valuation allowance against its deferred tax assets (February 26, 2005 - $nil).

     The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.


12. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                                              For the three months ended           For the nine months ended
                                                       ------------------------------------------------------------------------
                                                             November 26,      November 27,      November 26,     November 27,
                                                                2005              2004              2005             2004
                                                       ------------------------------------------------------------------------
    Net income for basic and diluted earnings per
      share available to commons stockholders                   $ 120,149         $  90,395         $ 363,724        $ 215,960
                                                       ========================================================================

    Weighted-average number of shares
      outstanding (000's) - basic                                 189,341           188,284           190,112          187,141

    Effect of dilutive securities: Employee stock
      options                                                       6,998             9,541             7,058            9,021
                                                       ------------------------------------------------------------------------

    Weighted-average number of shares and
      assumed conversions - diluted                               196,339           197,825           197,170          196,162
                                                       ========================================================================

    Earnings per share  - reported
      Basic                                                     $    0.63         $    0.48          $   1.91         $   1.15
      Diluted                                                   $    0.61         $    0.46          $   1.84         $   1.10


                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
                      For the Three and Nine Month Periods
                 Ended November 26, 2005 and November 27, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated


13.  COMMITMENTS AND CONTINGENCIES

(a)  Credit Facility

     The Company has a $70 million Letter of Credit Facility ("the Facility") with a Canadian financial institution and previously utilized $48 million of the Facility in order to secure the Company's liability and funding obligation in the NTP matter as described below and in note 10. The Company has utilized an additional $5.6 million of the Facility to secure other operating and financing requirements. As at November 26, 2005, $16.4 million of the Facility was unused. The Company has pledged specific investments as security for this Facility.

     During fiscal 2004 and pending the completion of the appeals process, the Company, with the approval of the Court, posted a Standby Letter of Credit ("LC") in the amount of $48 million so as to guarantee the monetary damages of the Court's Final Order in the NTP matter. The LC amount of $48 million excludes the fiscal 2004, 2005 and 2006 quarterly deposit obligations being funded into the escrow bank account, which are both shown as Restricted cash on the Company's Consolidated Balance Sheets.

     The Company has additional credit facilities in the amount of $17.1 million to support and secure other operating and financing requirements; as at November 26, 2005, $15.8 million of these facilities were unused. A general security agreement and a general assignment of book debts have been provided as collateral for these facilities.

(b)  Other Litigation

     RIM received a letter in the first quarter of fiscal 2004 wherein Inpro II Licensing S.a.r.l. ("Inpro II") suggested that RIM may require a license of two patents held by Inpro II. In November 2003, Inpro II filed an action in the U.S. District Court for the District of Delaware (the "Action") asserting US Patent No. 6,523,079 (the "Patent") against both RIM and one of its customers. In very general terms, the Patent relates to electronic devices having user-operable input means such as a thumb wheel. Inpro II sought a preliminary and permanent injunction and an unspecified amount of damages. The parties stipulated to a Final Judgment, which was issued December 28, 2004 dismissing the Action on the basis that RIM and its customer do not infringe on the Patent. On January 21, 2005, Inpro II filed a Notice of Appeal with the Court of Appeals for the Federal Circuit (the "Federal Circuit") in Washington DC, which appeal remains pending. During the second quarter of fiscal 2006, the parties completed the filing of their respective briefs to the Federal Circuit. Oral argument for the Appeal took place on December 8, 2005 at the Federal Circuit. A decision is expected within six months. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at November 26, 2005.

     RIM received communications from Eatoni Ergonomics, Inc. ("Eatoni"), which allege that RIM's 7100 BlackBerry handheld product infringes the claims of United States Patent No. 6,885,317 (the "317 Patent"), titled "Touch-Typable Devices Based On Ambiguous Codes And Methods To Design Such Devices", which was issued on April 26, 2005. On April 28, 2005, RIM filed a declaratory judgment action against Eatoni in the U.S. District Court for the Northern District of Texas, Dallas Division, in which RIM seeks a ruling that the 317 Patent is invalid and not infringed by RIM. On May 4, 2005, Eatoni filed a complaint in the U.S. District Court for the Southern District of New York against RIM, in which Eatoni seeks a ruling that the 317 Patent is infringed by RIM's 7100 series devices. On May 25, 2005, RIM filed a motion in the United States District Court for the Southern District of New York, in which RIM sought a ruling to dismiss, or in the alternative to stay, this action under the first-to-file doctrine. The first-to-file doctrine mandates that the United States District Court for

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
                      For the Three and Nine Month Periods
                 Ended November 26, 2005 and November 27, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated


     the Northern District of Texas, Dallas Division, in the first instance, determine which case will proceed. On May 26, 2005 Eatoni filed a motion in the United States District Court for the Northern District of Texas to dismiss or, alternatively, to move jurisdiction of the Texas action to the United States district Court for the Southern District of New York. On August 1, 2005 the United States District Court for the Northern District of Texas denied Eatoni's motion to dismiss RIM's declaratory judgment action. On August 8, 2005 the United States Court for the Southern District of New York dismissed Eatoni's New York suit. The trial date in Texas is set for November 6, 2006. As a result of a court-ordered mediation session on September 26, 2005, Eatoni and RIM reached a preliminary settlement in this litigation. All pending litigation between the parties was stayed for 30 days to allow the parties to negotiate and execute definitive agreements. Although the parties have gone beyond the 30 day stay period, the parties continue to negotiate the definitive agreements. The amount of a potential settlement is not considered to be material to these financial statements.

     On May 16, 2005, Antor Media Corporation ("Antor") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division, against RIM's U.S. subsidiary, Research In Motion Corporation, along with 11 other defendants, alleging infringement of United States Patent No. 5,734,961 (the "961 Patent") titled "Methods and Apparatus for Transmitting Information Recorded on Information Storage Means from a Central Server to Subscribers via a High Data Rate Digital Telecommunications Network", which issued on March 31, 1998 and has an expiration date of November 7, 2011. The complaint alleges that RIM's products and services relating to the downloading of media, such as video, music and ringtones, infringe the 961 Patent. RIM has responded to the complaint by denying that the 961 patent is valid and/or infringed. A scheduling conference was held on October 12, 2005 and a trial date of March 12, 2007 has been set. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Antor action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at November 26, 2005.

     On August 31, 2005, Morris Reese ("Reese") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall division, against RIM Corporation, along with 7 other defendants alleging infringement of United States Patent No. 6,427,009 (the `009 patent). The `009 patent relates to Caller ID features. During the third quarter of fiscal 2006, RIM responded to the complaint by denying the 009 patent is valid and/or infringed. It is expected that a scheduling conference will take place in the coming months. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Reese action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at November 26, 2005.

     By letter dated February 16, 2004, T-Mobile Deutschland GmbH ("TMO-DG") and T-Mobile International AG (collectively, "TMO") served RIM's wholly-owned UK subsidiary Research In Motion UK Limited ("RIM-UK"), with a third party notice in relation to litigation in Germany (the "Neomax Litigation") in which the plaintiff, Neomax Co., Ltd. ("Neomax"), formerly Sumitomo Special Metals Co., Ltd., brought an action against TMO in relation to cell phones sold by TMO in Germany for alleged infringement of a European Patent purportedly owned by Neomax, which in very general terms, relates to magnets installed as components in cell phones (the "Neomax Patent"). TMO's third party notice seeks unquantified indemnification claims against RIM UK (and against the other cell phone manufacturers named in the third party notice) for damages incurred by TMO in the Neomax Litigation. RIM UK has joined the Neomax Litigation as an impleaded party and has further impleaded its supplier of the accused components in order to seek indemnification. RIM UK filed a brief in support of TMO's appeal on February 28, 2005. Oral argument of TMO's appeal took place on December 8, 2005 at the appellate court in Dusseldorf, Germany. The next hearing date has been scheduled for February 16, 2006 at which time it is anticipated the court will order the scheduling of further evidentiary proceedings. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
                      For the Three and Nine Month Periods
                 Ended November 26, 2005 and November 27, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated


     the Neomax litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at November 26, 2005.

     On May 9, 2005, RIM UK filed an action against Inpro Licensing S.a.r.l. ("Inpro") in the High Court of Justice (Chancery Division, Patents Court) (the "High Court") in London, England. The action seeks a declaration that the UK patent, designated under European Patent EP 0892947B1, is invalid and an order that the patent be revoked. In very general terms, the Patent relates to a proxy-server system for computers accessing servers on the Internet. The High Court ordered that a streamlined procedure should apply to this action with a two day trial to take place as soon as possible after November 21, 2005, but before December 31, 2005. By a counterclaim in the High Court dated July 7, 2005, Inpro brought a claim against RIM UK in relation to RIM UK's activities alleging infringement of the UK Inpro Patent. Additionally, Inpro commenced a claim in the High Court at the same time against T-Mobile (UK) Limited ("TMO (UK)") alleging infringement of the UK Inpro Patent. On July 7, 2005, Inpro launched an application to amend the UK Inpro Patent. By a letter dated July 15, 2005, T-Mobile International AG & Co. KG served a notice of claim on RIM UK for an indemnity in relation to the claim for infringement of the UK Inpro Patent brought by Inpro against TMO (UK) in the High Court. Upon the application of Inpro by Notice of Application dated October 17, 2005 for adjournment of the trial, it was ordered that Inpro's application be dismissed. Therefore, the only issues of infringement of the UK Inpro Patent to be considered at the trial were in relation to RIM's BlackBerry(R) System. The trial commenced in High Court on November 29, 2005 for five consecutive business days. Two additional days of trial to hear closing arguments by both sides occurred on December 19 and 20, 2005. A judgment has not yet been provided in the U.K. action and the High Court has not committed to a date for delivery of a judgment. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at November 26, 2005.

     By letter dated February 3, 2005 (the "Letter"), TMO-DG delivered to RIM-UK notice of a claim for indemnity in relation to litigation in Dusseldorf, Germany in which the plaintiff, Inpro, brought action against TMO-DG (the "Litigation") for infringement of European Patent EP 0892947B1 (the "Patent"). In very general terms, the Patent relates to a proxy-server system for computers accessing servers on the Internet. The Letter purports to put the Company on notice that TMO-DG will seek indemnification in relation to the Litigation, which seeks damages and injunctive relief in relation to TMO-DG's supply, distribution and sale of BlackBerry handhelds and software in Germany. The Company joined the Litigation as an intervening party in support of the defendant TMO-DG effective April 21, 2005. The Court has set a hearing date for January 12, 2006. The German patent system does not allow for validity to be heard at the same time as infringement, therefore this Litigation will only relate to infringement. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at November 26, 2005. The Company filed a nullity action in Munich, Germany against Inpro on July 6, 2005 seeking a declaration that the Patent is invalid. The court has set a date for a two-day hearing on January 26 and 27, 2006. The Company has requested to stay the infringement proceedings until a decision in the nullity proceedings is taken.

     On November 28, 2005, Barry Thomas filed a complaint in the United States District Court for the Western District of North Carolina, Charlotte division, against RIM Corporation, along with eight other defendants alleging infringement of United States Patent No. 4,777,354 (the `354 Patent) titled, "System for Controlling the Supply of Utility Services to Consumers." The `354 Patent was issued on October 11, 1988 and has an expiration date of January 27, 2006. The complaint alleges that RIM's wireless telephone handsets infringe the `354 Patent. The patent is directed to a system for controlling the supply of utility services, such as electricity, gas, water, and oil, and other services such as telephone and cable television, to a consumer. RIM analyzed this patent prior to the

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
                      For the Three and Nine Month Periods
                 Ended November 26, 2005 and November 27, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated


     filing of the suit and identified elements of the claims that clearly are not present in RIM devices. Thomas has brought suit against several service providers in separate actions under the same patent. Several of these service providers are RIM customers. To date RIM has received requests from two carriers to defend and indemnify them for RIM handsets in their suit under this patent. RIM's response to the complaint is due January 11, 2006. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at November 26, 2005.

     From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.


14.  SEGMENT DISCLOSURES

     The Company is organized and managed as a single reportable business segment.


15.  PRODUCT WARRANTY

     The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience, expectations of future return rates and unit warranty repair costs. The expense is recorded in Cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from these estimates.

     The change in the Company's warranty expense and actual warranty experience for the nine months ended November 26, 2005, as well as the accrued warranty obligations as at November 26, 2005, are set forth in the following table:


     Accrued warranty obligations as at February 26, 2005                     $   14,657

     Warranty costs incurred for the nine months ended
       November 26, 2005                                                         (16,353)
     Warranty provision for the nine months ended November 26, 2005               19,142
     Adjustments for changes in estimate for the nine months
       ended November 26, 2005                                                     3,993
                                                                            -------------
     Accrued warranty obligations as at November 26, 2005                     $   21,439
                                                                            =============

                           Research In Motion Limited
                 Notes to the Consolidated Financial Statements
                     Prepared in Accordance with U.S. GAAP
                      For the Three and Nine Month Periods
                 Ended November 26, 2005 and November 27, 2004
                                  (unaudited)
 In thousands of U.S. dollars, except per share data and as otherwise indicated


16.  CASH FLOW INFORMATION

     Net changes in working capital items:

                                    For the three months ended         For the nine months ended
                               ---------------------------------------------------------------------
                                   November 26,      November 27,     November 26,    November 27,
                                      2005              2004             2005            2004
                               ---------------------------------------------------------------------
Trade receivables                     $ (42,777)       $  (55,378)       $ (65,134)      $ (83,016)
Other receivables                        (8,529)              241          (28,066)        (12,406)
Inventory                               (27,956)          (12,832)         (19,389)        (46,287)
Restricted cash                         (33,334)          (20,302)         (84,158)        (53,641)
Other current assets                     (6,605)              403           (9,054)         (3,020)
Accounts payable                         29,325            23,971           62,300          39,678
Accrued liabilities                      28,549             1,549           47,235          21,939
Accrued litigation                       25,010            24,240           31,173          57,446
Income taxes payable                     76,008             1,757           82,266           1,827
                                           (535)            2,518              (60)            498
                               ---------------------------------------------------------------------
                                      $  39,156        $  (33,833)       $  17,113       $ (76,982)
                               =====================================================================


17. COMPARATIVE FIGURES

     Certain of the comparative figures have been reclassified to conform to the current year presentation.

                                                                    DOCUMENT 2

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005


                           RESEARCH IN MOTION LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS ENDED NOVEMBER 26, 2005 COMPARED TO THE THREE MONTHS AND NINE MONTHS ENDED NOVEMBER 27, 2004


January 6, 2006

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the "Consolidated Financial Statements") of Research In Motion Limited ("RIM" or the "Company") for the three months and nine months ended November 26, 2005 and the Company's MD&A for the year ended February 26, 2005, dated May 3, 2005. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.

RIM has prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. This MD&A is prepared as of January 6, 2006.

Additional information about the Company, including the Company's Annual Information Form, can be found on SEDAR at www.sedar.com and on the Securities and Exchange Commission's website at www.sec.gov.

Special Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to:

     o the Company's plans and expectations relating to its litigation with NTP, Inc. ("NTP"), including its intention to implement software workaround solutions if necessary;
     o the Company's estimates regarding earnings sensitivity relating to warranty expense;
     o the Company's expectations regarding the average selling price ("ASP") of its BlackBerry handhelds and the monthly average revenue per unit ("ARPU") for service;
     o the Company's estimate regarding revenue sensitivity for the effect of a change in ASP on its handheld revenue;
     o the Company's expectations relating to migration of its direct BlackBerry subscriber base to its carrier customers;
     o the Company's expectation that any amount to be paid in regard to the NTP litigation will be tax deductible;
     o    the Company's revenue expectations;
     o    the anticipated growth in RIM's subscriber base;
     o the Company's estimates of purchase obligations and other contractual commitments; and
     o the Company's expectations with respect to the sufficiency of its financial resources.

The words "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in RIM's Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com and www.sec.gov):

     o the outcome of RIM's litigation with NTP and the inherent uncertainty of matters that may be subject to judicial discretion;
     o other third-party claims for infringement of intellectual property rights by RIM, and the outcome of any litigation with respect thereto;
     o RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;
     o RIM's ability to enhance current products and develop and introduce new products, including its software workaround solutions relating to the NTP litigation, if necessary;
     o the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;
     o RIM's ability to establish new, and to build on existing, relationships with its network carrier partners and licensees;
     o the occurrence or perception of a breach of RIM's security measures, or an inappropriate disclosure of confidential or personal information;
     o    the continued quality and reliability of RIM's products;
     o RIM's dependence on its carrier partners to grow its BlackBerry subscriber base and to accurately report subscriber account activations and deactivations to RIM on a timely basis;
     o RIM's reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis;
     o    competition;
     o effective management of growth and ongoing development of RIM's service and support operations;
     o reduced spending by customers due to the uncertainty of matters relating to the NTP litigation as well as economic and geopolitical conditions;
     o    risks associated with RIM's expanding foreign operations;
     o    RIM's dependence on a limited number of significant customers;
     o    fluctuations in RIM's quarterly financial results;
     o reliance on third-party network developers and software platform vendors;
     o    foreign exchange risks;
     o changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;
     o    RIM's ability to manage production facilities;
     o    dependence on key personnel;
     o    government regulation of wireless spectrum and radio frequencies;
     o    continued use and expansion of the Internet;
     o    regulation, certification and health risks; and
     o tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM's worldwide operations.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005


These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to email, phone, SMS (short message service), organizer, Internet and intranet-based corporate data applications. RIM also licenses its technology to industry leading handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES") and BlackBerry Internet Service ("BIS"). RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's products, services and embedded technologies are commercially available through a variety of offerings including the BlackBerry wireless platform, the RIM wireless handheld product line, technical support services and BlackBerry licensing relationships. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.

Sources of Revenue

RIM's primary revenue stream is its BlackBerry wireless platform, which includes sales of wireless devices, software and service. The BlackBerry wireless platform provides users with a wireless extension of their work and personal email accounts, including Microsoft Outlook, Lotus Notes, Novell GroupWise, MSN/Hotmail, POP3/ISP email and others.

RIM generates revenues from sales of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM's BlackBerry wireless devices also incorporate a mobile phone, a personal information manager (PIM) including contact, calendar, tasks and memo functionality, which can synchronize with the user's desktop PIM system, and web-browsing capability.

RIM generates revenues from service billings to its BlackBerry subscriber base primarily from a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber. The BlackBerry subscriber base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether the subscriber account should have an active status. That carrier is charged a service fee for each subscriber account each month regardless of the amount of data traffic the subscriber passes over the BlackBerry architecture. If a carrier informs RIM to deactivate the subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing from the date of notification of deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, the carrier's responsibility to report changes to the subscriber account status on a timely basis to RIM. The

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM's subscriber base and should not be relied upon as an indicator of RIM's financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.

An important part of RIM's BlackBerry wireless platform is the software that is installed on corporate servers and/or desktop personal computers. Software revenues include fees from (i) licensing RIM's BES software; (ii) client access licenses ("CALs"), which are charged for each subscriber using the BlackBerry service; and (iii) maintenance and upgrades to software.

RIM's BlackBerry licensing program enables mobile device manufacturers to equip their handsets with the integrated ability to connect to a BES and transport data using BlackBerry infrastructure. BlackBerry Connect and BlackBerry Built-In are designed to provide an open, global platform and address the distinct needs of end users, IT departments, carriers and licensees. RIM's BIS-related services use the same wireless architecture and infrastructure that is being used by RIM's BlackBerry enterprise customers.

Revenues are also generated from sales of accessories, repair and maintenance programs, non-recurring engineering services ("NRE"), technical support and radio modems to original equipment manufacturers ("OEM radios").

Critical Accounting Policies and Estimates

General

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management's historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company's critical accounting policies and estimates have been reviewed and discussed with the Company's Audit Committee and are detailed below. Changes to the Company's critical accounting policies and estimates from those disclosed as at February 26, 2005 are included in the disclosure below.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005


Handheld Devices

Revenue from the sale of BlackBerry devices is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2").

If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue. To date, returns of devices and other products have been negligible. As a result, the Company's accrual with respect to such product returns is not significant.

Service

Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the pre-billing is recorded as deferred revenue. Refer to "Sources of Revenue" for more information on the calculation of the number of subscriber accounts.

Software

Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

Other

Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for applicable warranties, royalties and estimated product returns. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance. Revenue from repair and maintenance programs is recognized when the service is delivered which is when the title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled.

Multiple-Element Arrangements

The Company enters into transactions that represent multiple-element arrangements, which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



specific objective evidence of fair value for all units of accounting or elements in an arrangement, the consideration is allocated to the separate units of accounting or elements based on each unit's relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.

Allowance for Doubtful Accounts and Bad Debt Expense

The Company is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects increasing trade receivables balances with its large customers to continue as it sells the majority of its devices and software products and service relay access through network carriers and resellers rather than directly. The Company evaluates the collectibility of its trade receivables based upon a combination of factors on a periodic basis.

When the Company becomes aware of a customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's financial position and payment experience), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables could be further adjusted.

Inventory

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company's policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company's forecasts, requirements for inventory write-offs that differ from the Company's estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to estimated net realizable value or excess inventory is written off.

Valuation of long-lived assets, intangible assets and goodwill

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



Intangible assets are stated at cost less accumulated amortization and are comprised of licenses, patents and acquired technology. The largest component of Intangible assets is the net book value of licenses. Under certain license agreements, RIM is committed to current and future royalty payments based on the sales of products using certain licensed technologies. The Company recognizes its liability for royalty payments in accordance with the terms of the license agreements. Where license agreements are not yet finalized, RIM recognizes its current estimates of the obligation in Accrued liabilities on the Consolidated Balance Sheets. When the license agreements are subsequently finalized, the estimate is revised accordingly. License agreements involving up-front lump sum payments are capitalized as part of Intangible assets and are then amortized over the lesser of five years or on a per unit basis based upon the Company's projected number of units to be sold during the terms of the license agreements. See "Results of Operations - Gross Margin". Unforeseen events, changes in circumstances and market conditions, adverse determinations by a court or a regulator, and material differences in the value of licenses and other long-lived and intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company's assets and require an impairment charge. Intangible assets are reviewed quarterly to determine if any events have occurred that would warrant further review. In the event that a further assessment is required, the Company will analyze estimated undiscounted future cash flows to determine whether the carrying value of the intangible asset will be recovered.

Patents include all costs necessary to acquire intellectual property such as patents and trademarks, as well as legal costs arising out of any litigation relating to the assertion of any Company-owned patents. If the Company is not successful in any such litigation to protect its patents, RIM will review the related intangible asset balance, including previously capitalized litigation costs, for impairment.

In connection with business acquisitions completed by the Company, the Company identifies and estimates the fair value of net assets acquired, including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Goodwill is assessed for impairment on an annual basis.

Change in Estimate During the Third Quarter of Fiscal 2006

On November 30, 2005, the United States District Court for the Eastern District of Virginia (the "District Court") ruled that the settlement that was jointly announced by RIM and NTP in March 2005 in respect of the litigation between them was not enforceable. At the time of the March 2005 settlement, RIM recorded $20 million of the $450 million litigation accrual as an acquired license on its balance sheet. As a result of the November 30, 2005 ruling, the Company recorded, during the three months ended November 26, 2005, an incremental provision of $18.3 million to write-off the net book value of the acquired license, after accumulated amortization, related to the fiscal 2005 accrual. See "Litigation - Change in Estimate During the Third Quarter of Fiscal 2006".

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



Litigation

The Company is currently involved in patent litigation with NTP where it is seeking to defend itself in a patent infringement suit (the "NTP matter" - see "Results of Operations - Litigation" and note 10 to the Consolidated Financial Statements).

During the fourth quarter of fiscal 2005, the Company and NTP entered into negotiations, which concluded with the parties jointly announcing the signing of a binding term sheet (the "Term Sheet") on March 16, 2005, that resolved the current litigation between them. As part of the resolution, RIM agreed to pay $450 million (the "resolution amount") to NTP in final and full resolution of all claims to date against RIM, as well as for a fully-paid up license (the "NTP license") going forward. During the fourth quarter of fiscal 2005, the Company adjusted its estimate and recorded an incremental provision of $294.2 million on the Consolidated Statements of Operations, which included the remaining resolution amount and estimated legal fees, net of provisions previously recorded, and the acquisition of a $20 million intangible asset.

On June 9, 2005, RIM announced that, due to an impasse in the process of finalizing a definitive licensing and settlement agreement with NTP, RIM would take court action to enforce the binding Term Sheet agreed upon and jointly announced by RIM and NTP on March 16, 2005. Further court proceedings followed. On November 30, 2005, the District Court ruled that the Term Sheet entered between the parties in March 2005 to settle the litigation was not an enforceable agreement. The District Court also denied RIM's motion to stay further proceedings in the case until the U.S. Patent & Trademark Office (the "Patent Office") reaches a final determination in its re-examination of the NTP patents. As a result of the rulings, further proceedings will continue in the District Court.

Change in Estimate during the Third Quarter of Fiscal 2006

During the third quarter of fiscal 2006, the Company recorded an expense of $26.2 million to account for incremental current and estimated future legal and professional fees in the amount of $7.9 million as well as an accrual in the amount of $18.3 million to write-off the intangible asset following the November 30, 2005 ruling as described above.

As at the end of the Company's current fiscal period, the amount of further loss, if any, was not reasonably determinable given the inherent uncertainty of the outcome of the litigation and the application of judicial discretion. The litigation accrual of $450 million, which amount had previously been agreed to by the parties to settle the dispute, represents the Company's best current estimate as to the litigation expense relating to this matter based on current knowledge and consultation with legal counsel. Consequently, no additional amounts, from those described above and in note 10 to the Consolidated Financial Statements, have been provided for as NTP litigation expenses as at November 26, 2005. The actual resolution of the NTP matter may materially differ from the provisions recorded as at November 26, 2005 as a result of future rulings by the courts, a settlement between the parties or implementation of workaround solutions, therefore potentially causing future quarterly or annual financial results to be materially affected, either adversely or favorably. The Company would therefore be required at that time to make additional significant adjustments for such legal proceedings or a settlement amount in the event of further developments or resolution in this matter, consistent with U.S. GAAP.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



Warranty

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, changes in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.

The Company's estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences changes in warranty activity, or changes to costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

Change in Estimate during the Third Quarter of Fiscal 2006

During the three months ended November 26, 2005, RIM increased its estimated warranty accrued liability by $0.9 million, or 0.2% of revenue as a result of changes in estimates for both the unit warranty repair costs and in the current and expected future return (for warranty repair) rates for certain of its devices.

Earnings Sensitivity

The Company estimates that a 10% change to either the current average unit warranty repair cost, measured against the device sales volumes currently under warranty as at November 26, 2005, or to the current average warranty return rate, would have resulted in adjustments to warranty expense and pre-tax earnings of approximately $2.1 million.

Investments

Investments classified as available for sale under Statement of Financial Accounting Standards 115 are carried at market value. Changes in market values are accounted for through accumulated other comprehensive income, until such investments mature or are sold. The Company does not exercise significant influence with respect to any of these investments.

The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition and the near-term prospects of the individual investment. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other than temporary, an appropriate write-down would be recorded.

Income taxes

The Company uses the flow-through method to account for investment tax credits ("ITCs") earned on eligible scientific research and development ("SR&ED") expenditures. Under this method, the ITCs are recognized as a reduction in income tax expense. The liability method of

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



tax allocation is used to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred tax asset balance represents temporary differences between the financial reporting and tax basis of assets and liabilities, including research and development costs and incentives, financing costs, capital assets, non-deductible reserves, and operating loss carryforwards, net of valuation allowances. The Company considers both positive evidence and negative evidence, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. The Company records a valuation allowance when required to reduce deferred income tax assets to the amount that is more likely than not to be realized.

Should RIM determine that it is more likely than not that it will not be able to realize all or part of its deferred tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods for which such determinations are made.

The Company currently expects that any amount to be paid in regard to the NTP litigation matter will be tax deductible and as a result has recognized a deferred tax asset relating to the $450 million litigation accrual. However, as discussed above regarding the NTP matter, there is inherent uncertainty regarding the ultimate resolution of the NTP litigation and, as a result, there is uncertainty associated with the amount and timing of any related tax deductions. The amount of the tax deduction currently recognized in the financial statements may change depending on the nature and amount of any final resolution to the NTP matter. See "Results of Operations -Litigation" and note 10 to the Consolidated Financial Statements for a detailed discussion of the NTP matter.

The Company's provision for income taxes is based on a number of estimates and assumptions as determined by management and is calculated in each of the jurisdictions in which it conducts business. The consolidated income tax rate is affected by the amount of net income earned in various operating jurisdictions and the rate of taxes payable in respect of that income. RIM enters into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In particular, certain countries in which it operates could seek to tax a greater share of income than has been provided. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company's consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

Change in Estimate

During the first quarter of fiscal 2006, the tax provision was reduced by $27.0 million as a result of the Company realizing incremental cumulative investment tax credits attributable to prior fiscal years. See "Results of Operations - Income Taxes" and note 11 to the Consolidated Financial Statements.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



Stock-Based Compensation

The Company has a stock-based compensation plan which is described in note 3(b) to the Consolidated Financial Statements. Stock options are granted with an exercise price equal to the fair market value of the shares on the day of grant of the options. Any consideration paid by employees on exercise of stock options is credited to share capital. Compensation expense is recognized when stock options are issued with an exercise price of the stock option that is less than the market price of the underlying stock on the date of grant. The difference between the exercise price of the stock option and the market price of the underlying stock on the date of grant is recorded as compensation expense ("intrinsic value method"). As the exercise price of options granted by the Company is equal to the market value of the underlying stock at the date of grant, no compensation expense has been recognized. This method is consistent with U.S. GAAP, APB Opinion 25, Accounting for Stock Issued to Employees.

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued amended Statement of Financial Accounting Standards 123 ("SFAS 123(R)") Accounting for Share-Based Payments, which requires all companies to use the fair-value based method of accounting for stock-based compensation, and is in effect for all interim periods beginning after June 15, 2005. SFAS 123(R) requires that all companies adopt either the modified prospective transition ("MPT") or modified retrospective transition ("MRT") approach. Stock compensation expense calculated using the MPT approach would be recognized on a prospective basis in the financial statements over the requisite service period, while the MRT method allows a restatement of prior period for amounts previously recorded as proforma expense.

On April 14, 2005, the SEC announced that it would provide for a phased-in implementation process for SFAS 123(R). The Company will now be required to adopt a fair-value based method in the first quarter of fiscal 2007.

At the Company's 2005 Annual General Meeting on July 18, 2005, shareholders approved the establishment of the Restricted Share Unit ("RSU") Plan. The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries. RSUs are redeemed for either common shares issued by the Company, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. Compensation expense will be recognized upon issuance of RSUs over the vesting period.

Stock Split

The Company declared an effective two-for-one stock split in the form of a one-for-one stock dividend payable on June 4, 2004 to all shareholders of record on May 27, 2004. All earnings per share data for prior periods have been adjusted to reflect this stock split. See "Results of Operations - Net Income".

Common Shares Outstanding

On December 31, 2005, there were 185.2 million voting common shares, 9.8 million options to purchase voting common shares and 7,800 RSUs outstanding.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



Summary Results of Operations - Third Quarter of Fiscal 2006 Compared to the Third Quarter of Fiscal 2005

The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated, as well as unaudited consolidated balance sheet data, which is expressed in thousands of dollars, as at November 26, 2005 and November 27, 2004:


                                                  As at and for the Three Months Ended                     Change Q3
                                            November 26, 2005                November 27, 2004             2006/2005
                                       ----------------------------------------------------------------------------------
                                                (in thousands, except for per share amounts)
                                       ----------------------------------------------------------------------------------


Revenue                                   $     560,596      100.0%       $    365,852         100.0%          $ 194,744

Cost of sales                                   247,851       44.2%            174,557          47.7%             73,294
                                       ----------------------------------------------------------------------------------
Gross margin                                    312,745       55.8%            191,295          52.3%            121,450
                                       ----------------------------------------------------------------------------------

Expenses

Research and development                         41,567        7.4%             27,137           7.4%             14,430
Selling, marketing and
  administration                                 83,965       15.0%             49,297          13.5%             34,668
Amortization                                     12,797        2.3%              8,337           2.3%              4,460
                                       ----------------------------------------------------------------------------------
  Sub-total                                     138,329       24.7%             84,771          23.2%             53,558
                                       ----------------------------------------------------------------------------------

Litigation (1)                                   26,176        4.7%             24,551           6.7%              1,625
                                       ----------------------------------------------------------------------------------
                                                164,505       29.3%            109,322          29.9%             55,183
                                       ----------------------------------------------------------------------------------

Income from operations                          148,240       26.4%             81,973          22.4%             66,267

Investment income                                17,483        3.1%             10,133           2.8%              7,350
                                       ----------------------------------------------------------------------------------

Earnings before income taxes                    165,723       29.6%             92,106          25.2%             73,617

Provision for income taxes (2)                   45,574        8.1%              1,711           0.5%             43,863
                                       ----------------------------------------------------------------------------------

Net income                                $     120,149       21.4%       $     90,395          24.7%          $  29,754
                                       ==================================================================================

Earnings per share
 Basic                                    $        0.63                   $       0.48                         $    0.15
                                       =================                 ==============                     =============

 Diluted                                  $        0.61                   $       0.46                         $    0.15
                                       =================                 ==============                     =============

Total assets                              $   2,814,222                   $  2,337,557
Total liabilities                               841,103                        337,215
Shareholders' equity                      $   1,973,119                   $  2,000,342


                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



Notes:
------

(1) See "Results of Operations - Litigation" and note 10 to the Consolidated Financial Statements.

(2) See "Results of Operations - Income Taxes" and note 11 to the Consolidated Financial Statements.

Executive Summary

The Company's net income increased by $29.7 million to $120.1 million, or $0.63 basic earnings per share and $0.61 diluted earnings per share, in the third quarter of fiscal 2006, compared to $90.4 million, or $0.48 basic earnings per share and $0.46 diluted earnings per share, in the third quarter of fiscal 2005.

The key factors that contributed to this net improvement in net income are discussed below. A more comprehensive analysis of these factors is contained in "Results of Operations".


Third Quarter 2006 Key Factors

Revenue and resulting gross margin growth

Revenue increased by $194.7 million, or 53.2%, to $560.6 million in the third quarter of fiscal 2006 compared to $365.9 million in the preceding year's third quarter. The number of BlackBerry devices sold increased by 422,000, or 59.7%, to approximately 1,129,000 in the third quarter of fiscal 2006, compared to approximately 707,000 during the third quarter of fiscal 2005. Handheld device revenue increased by $131.4 million to $391.9 million during the period. Service revenue increased by $42.8 million to $103.8 million reflecting the Company's increase in BlackBerry subscribers during the period. Software revenue increased by $13.9 million to $39.6 million in the third quarter of fiscal 2006. Other revenue increased by $6.6 million to $25.3 million in the third quarter of fiscal 2006 with the majority of the increase attributable to increases in non-warranty repair and accessories revenues.

Gross margin increased by $121.4 million, or 63.5%, to $312.7 million, or 55.8% of revenue, in the third quarter of fiscal 2006, compared to $191.3 million, or 52.3% of revenue, in the same period of the previous fiscal year. The increase of 3.5% in gross margin in the third quarter of fiscal 2006 is attributable to favorable changes in BlackBerry handheld device product mix, improved service margins as a result of the increase in subscribers, increased software revenues, the Company's continuing cost reduction efforts relating to the leveraging of its supply chain, as well as an increase in non-warranty repair revenues. See also "Results of Operations - Gross Margin".

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



Research and development, Selling, marketing and administration, and Amortization

The Company continued to invest heavily in research and development, and sales, marketing and administration in the third quarter of fiscal 2006. Research and development, Selling, marketing and administration, and Amortization expenses increased by $53.5 million or 63.2%, to $138.3 million in the third quarter of fiscal 2006 from $84.8 million in the same period last year. As a percentage of revenue, Research and development, Selling, marketing and administration, and Amortization expenses increased to 24.7% during the third quarter of fiscal 2006, compared to 23.2% in the third quarter of fiscal 2005.

Litigation charges

Litigation expense totaled $26.2 million in third quarter of fiscal 2006, an increase of $1.6 million compared to $24.6 million in comparable period of fiscal 2005. See "Results of Operations - Litigation" and note 10 to the Consolidated Financial Statements. The current quarter's charge consisted of the full writedown of the acquired NTP license that was recorded in March 2005 which, after accumulated depreciation, had a net book value of $18.3 million as well as current and estimated future costs for legal and professional fees related to the NTP matter in the amount of $7.9 million. The $18.3 million charge to earnings in the quarter re-establishes the accrued liability relating to the NTP litigation at $450 million before accrued legal and professional fees.

Investment income

Investment income increased by $7.4 million to $17.5 million in the third quarter of fiscal 2006 from $10.1 million in the comparable period of fiscal 2005, primarily as a result of improved investment yields and the significant increase in cash, cash equivalents, short-term investments and investments.

Income taxes

For the third quarter of fiscal 2006, the Company's income tax expense was $45.6 million, an effective rate of 27.5%, compared to $1.7 million in the third quarter of fiscal 2005. See "Results of Operations - Income Taxes" and note 11 to the Consolidated Financial Statements.

Selected Quarterly Financial Data

The following table sets forth RIM's unaudited quarterly consolidated results of operations data for each of the eight most recent quarters ended November 26, 2005. The information has been derived from RIM's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the Company's audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of information when read in conjunction with the Consolidated Financial Statements. RIM's quarterly operating results have varied substantially in the past and may vary

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

                                                               Fiscal Year 2006                   Fiscal Year 2005
                                                    Third           Second            First            Fourth
                                                   Quarter          Quarter          Quarter          Quarter
                                               ---------------  ---------------  --------------- ------------------
                                                                       (in thousands, except per share data)
Revenue                                             $ 560,596        $ 490,082        $ 453,948          $ 404,802

Gross margin                                          312,745          269,015          250,217            229,924

Research and development, Selling,
marketing and administration,
and Amortization                                      138,329          121,489          107,688             94,785
Litigation (1)                                         26,176            6,640            6,475            294,194
Investment income                                     (17,483)         (15,700)         (13,816)           (11,926)
                                               ---------------  ---------------  --------------- ------------------
Income (loss) before income taxes                     165,723          156,586          149,870           (147,129)

Provision for (recovery of) income taxes (2)           45,574           45,531           17,350           (144,556)
                                               ---------------  ---------------  --------------- ------------------

Net income (loss)                                   $ 120,149        $ 111,055        $ 132,520          $  (2,573)
                                               ===============  ===============  =============== ==================
Earnings (loss) per share (3)
  Basic                                             $    0.63        $    0.58        $    0.70          $   (0.01)

  Diluted                                           $    0.61        $    0.56        $    0.67          $   (0.01)

-------------------------------------------------------------------------------------------------------------------
Research and development                            $  41,567        $  37,677        $  34,534          $  29,076
Selling, marketing and administration                  83,965           72,263           62,871             56,595
Amortization                                           12,797           11,549           10,283              9,114
                                               ---------------  ---------------  --------------- ------------------
                                                    $ 138,329        $ 121,489        $ 107,688         $   94,785
                                               ===============  ===============  =============== ==================
-------------------------------------------------------------------------------------------------------------------

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005


                                                                Fiscal Year 2005                     Fiscal Year 2004
                                                   -----------------------------------------------  -------------------

                                                        Third           Second           First             Fourth
                                                       Quarter          Quarter          Quarter          Quarter
                                                   --------------------------------------------------------------------
                                                                   (in thousands, except per share data)


Revenue                                                 $ 365,852       $ 310,182        $ 269,611          $  210,585

Gross margin                                              191,295         158,681          134,633             103,476

Research and development, Selling,
marketing and administration, and
Amortization                                               84,771          78,046           70,249              56,889
Litigation (1)                                             24,551          18,304           15,579              12,874
Investment income                                         (10,133)         (8,588)          (6,460)             (3,624)
                                                   --------------- ---------------  ---------------        ------------

Income before income taxes                                 92,106          70,919           55,265              37,337

Provision for (recovery of) income taxes (2)                1,711             326              293              (4,200)
                                                   --------------- ---------------  ---------------        ------------

Net income                                               $ 90,395        $ 70,593         $ 54,972          $   41,537
                                                   =============== ===============  ===============        ============

Earnings per share (3)
  Basic                                                  $   0.48        $   0.38         $   0.30          $     0.24

  Diluted                                                $   0.46        $   0.36         $   0.28          $     0.23

------------------------------------------------------------------------------------------------------------------------
Research and development                                 $ 27,137        $ 24,588         $ 20,379          $   17,877
Selling, marketing and administration                      49,297          44,016           40,822              32,310
Amortization                                                8,337           9,442            9,048               6,702
                                                   --------------- ---------------  ---------------        -------------

                                                         $ 84,771        $ 78,046         $ 70,249          $   56,889
                                                   =============== ===============  ===============        =============

-------------------------------------------------------------------------------------------------------------------------



Notes:
------

(1) See "Results of Operations - Litigation" and note 10 to the Consolidated Financial Statements.

(2) See "Results of Operations - Income Taxes" and note 11 to the Consolidated Financial Statements.

(3)  See "Stock Split".

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



Results of Operations


Three months ended November 26, 2005 compared to the three months ended November 27, 2004

Revenue


Revenue for the third quarter of fiscal 2006 was $560.6 million, an increase of $194.7 million, or 53.2%, from $365.9 million in the third quarter of fiscal 2005.

A comparative breakdown of the significant revenue streams is set forth in the following table:

                                               Three Months Ended                            Change - Fiscal
                                 November 26, 2005            November 27, 2004                 2006/2005
                           --------------------------    --------------------------    -----------------------------
Handheld devices sold           1,129,000                       707,000                       422,000      59.7%
                           =================             =================             =============================

ASP                           $       347                   $       368                   $       (21)     -5.8%
                           =================             =================             =============================

Revenue Mix

Handheld devices              $   391,880      69.9%        $   260,482      71.2%        $   131,398      50.4%
Service                           103,839      18.5%             61,002      16.7%             42,837      70.2%
Software                           39,594       7.1%             25,648       7.0%             13,946      54.4%
Other                              25,283       4.5%             18,720       5.1%              6,563      35.1%
                           --------------------------   ---------------------------   -------------------------------
                              $   560,596     100.0%        $   365,852     100.0%        $   194,744      53.2%
                           ==========================   ===========================   ==============================


Handheld device revenue increased by $131.4 million, or 50.4%, to $391.9 million, or 69.9% of consolidated revenue, in the third quarter of fiscal 2006 compared to $260.5 million, or 71.2% of consolidated revenue in the third quarter of fiscal 2005. This increase in handheld device revenue over the prior year's period is primarily attributable to a volume increase of 422,000 devices, or 59.7%, to approximately 1,129,000 devices sold in the current fiscal quarter, compared to approximately 707,000 devices sold in the third quarter of fiscal 2005. ASP decreased by $21 or 5.8%, to $347 in the current quarter from $368 in the third quarter of fiscal 2005. The Company expects its ASP to increase slightly over the short-term as a result of the introduction of its 8700 and 7130e devices during the fourth quarter of fiscal 2006.

The Company estimates that a $10 or 2.9% change in ASP would result in a quarterly revenue change of approximately $11.3 million, based upon the Company's volume of devices shipped in the third quarter of fiscal 2006.

Service revenue increased $42.8 million, or 70.2%, to $103.8 million and comprised 18.5% of consolidated revenue in the third quarter of fiscal 2006, compared to $61.0 million, or 16.7% of consolidated revenue in the third quarter of fiscal 2005. BlackBerry subscriber account additions were approximately 645,000 for the three-month period ended November 26, 2005 compared to approximately 387,000 for the same period last year. The lower than expected additions for the

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



quarter were primarily as a result of the delayed launches of the 8700 and 7130e devices. As previously disclosed, the Company continues to experience some net migration of its direct ("full email") BlackBerry subscriber base to its carrier customers for whom RIM provides lower priced "relay" services. The Company expects this net migration to continue as data-only BlackBerry subscribers upgrade to voice-enabled handhelds. Consequently, the ARPU for service is expected to continue to decline in fiscal 2006 as a result of the continuing net increase in the BlackBerry subscriber base represented by subscribers for which RIM receives a lower monthly relay access fee from its carrier customers, rather than direct subscribers who purchase full e-mail service from RIM.

Software revenue includes fees from licensed BES software, CALs, maintenance, technical support and upgrades. Software revenue increased $14.0 million to $39.6 million and comprised 7.1% of consolidated revenue in the third quarter of fiscal 2006, compared to $25.6 million, or 7.0% of consolidated revenue, in the third quarter of fiscal 2005. The Company expects software revenue to increase in the near term with the introduction of BES 4.1 in early calendar 2006.

Other revenue, which includes NRE, accessories, repair and maintenance programs, and sundry, increased by $6.6 million to $25.3 million in the third quarter of fiscal 2006 compared to $18.7 million in the third quarter of fiscal 2005. The majority of the increase was attributable to increases in non-warranty repair and accessories revenue.

Since the District Court's ruling in November 2005 that the Term Sheet entered between RIM and NTP in March 2005 is not enforceable, there has been a significant amount of media coverage relating to the possibility of an injunction that would prevent RIM from selling BlackBerry devices, software and service in the United States. The impact of this media coverage has been to create some uncertainty among potential customers. The timing of any resolution of the NTP matter and the removal of this uncertainty is difficult to predict and may have an adverse effect on the Company's revenue and subscriber account additions.

Gross Margin

In the third quarter of fiscal 2006, gross margin increased by $121.4 million, or 63.5 %, to $312.7 million, representing 55.8% of revenue, compared to $191.3 million, or 52.3% of revenue, in the same period of the previous fiscal year. The net improvement of 3.5% in consolidated gross margin percentage was primarily due to the following factors:

o    Favorable changes in BlackBerry device product mix;
o Improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscribers;
o Software revenue at $39.6 million comprised 7.1% of consolidated revenue mix in the third quarter of fiscal 2006 compared to $25.6 million and 7.0% respectively in the third quarter of fiscal 2005;
o A decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations as well as certain raw material cost reductions relating to the leveraging of its supply chain; and
o    An increase in non-warranty repair revenues.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



Research and Development, Selling, Marketing and Administration, and Amortization Expense

The table below presents a comparison of Research and development, Selling, marketing and administration, and Amortization expenses for the quarter ended November 26, 2005 compared to the quarter ended August 27, 2005 and the quarter ended November 27, 2004. The Company believes it is meaningful to provide a comparison between the third quarter and the second quarter of fiscal 2006 given the quarterly increases in revenue realized by the Company during fiscal 2006.


                                              Three Month Fiscal Periods Ended
                         November 26, 2005            August 27, 2005            November 27,  2004
                        ------------------------------------------------------------------------------
                                        % of                       % of                       % of
                              $        Revenue           $        Revenue           $        Revenue

Revenue                   $ 560,596                  $ 490,082                  $ 365,852
                        ------------------------------------------------------------------------------

Research and
development               $  41,567      7.4%        $  37,677      7.7%        $  27,137      7.4%
Selling, marketing and
administration               83,965     15.0%           72,263     14.7%           49,297     13.5%
Amortization                 12,797      2.3%           11,549      2.4%            8,337      2.3%
                        ------------------------------------------------------------------------------
                          $ 138,329     24.7%        $ 121,489     24.8%        $  84,771     23.2%
                        ==============================================================================

Research and Development

Research and development expenditures consist primarily of salaries for technical personnel, engineering materials, software tools and related information technology infrastructure support.

Research and development expenditures increased by $14.5 million to $41.6 million, or 7.4% of revenue, in the quarter ended November 26, 2005 compared to $27.1 million, or 7.4% of revenue, in the previous year's third quarter. The majority of the increases during the third quarter of fiscal 2006 compared to the third quarter of fiscal 2005 were attributable to salaries and benefits (primarily as a result of increased personnel to accommodate the Company's growth), third party new product development costs, and materials, certification and tooling expenses.

Selling, Marketing and Administration Expenses

Selling, marketing and administrative expenses consist primarily of salaries and benefits, marketing, advertising and promotion, travel and entertainment, legal, audit and other professional fees, related information technology and office infrastructure support, recruiting, and foreign exchange gain or loss.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



Selling, marketing and administrative expenses increased by $34.7 million to $84.0 million for the third quarter of fiscal 2006 compared to $49.3 million for the same period in fiscal 2005. As a percentage of revenue, selling, marketing and administrative expenses increased to 15.0% in the current quarter versus 13.5% in the same period last year. The net increase of $34.7 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses, compensation expense and consulting and external advisory costs. Other increases were attributable to recruiting, travel and legal fees.

Litigation

Overview and Recent Developments

The following overview is a brief summary of the Company's litigation with NTP and is qualified in its entirety by, and should be read in conjunction with, the more detailed information about the litigation appearing below under "Chronology" and "Discussion".

As has been more fully disclosed in the Company's annual consolidated financial statements and notes for the fiscal years ended February 26, 2005, February 28, 2004 and March 1, 2003, the Company is the defendant in a patent litigation matter brought by NTP alleging that the Company infringed on eight of NTP's patents. See also the Consolidated Financial Statements - note 10 - Litigation.

The matter went to trial in 2002 in the District Court, and the jury issued a verdict in favor of NTP. In 2003, the District Court ruled on NTP's request for an injunction with respect to RIM continuing to sell BlackBerry handhelds, software and service in the United States. The District Court granted NTP the injunction requested; however, the District Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal. In December 2004, the Court of Appeals for the Federal Circuit (the "CAFC") ruled on the appeal by the Company of the District Court's judgment. As described in further detail in the Chronology below, the CAFC's decision would vacate the District Court's judgment and the injunction, and remand the case to the District Court for further proceedings consistent with the CAFC's ruling. Further court proceedings followed.

On March 16, 2005, the parties jointly announced the signing of a binding Term Sheet that resolved all current litigation between them. On June 9, 2005, RIM announced that, due to an impasse in the process of finalizing a definitive licensing and settlement agreement, RIM would take court action to enforce the Term Sheet. Further court proceedings followed. On November 30, 2005, the District Court ruled that the March 2005 settlement was not enforceable. On December 16, 2005, the District Court issued a scheduling order which requested initial briefs by both parties by January 17, 2006 with responses by both parties due by February 1, 2006. A hearing date has not yet been scheduled by the District Court.

During the upcoming proceedings, the District Court will be asked to decide a variety of matters relating to the litigation, including the impact of the CAFC's decision on issues of liability and damages. RIM also expects NTP to ask the District Court to enter a new injunction. The District Court will schedule a hearing prior to deciding each of these matters. In the meantime, RIM has filed a request that the United States Supreme Court (the "Supreme Court") accept its appeal of the CAFC's decision.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



A detailed chronology of the NTP litigation as well as management's discussion and analysis of the NTP litigation follows.

Chronology

The matter went to trial in 2002 in the District Court, and the jury issued a verdict in favor of NTP on November 21, 2002, finding that certain of the products and services that the Company sells in the United States infringe on five of NTP's patents. As a result, the jury awarded damages based upon its assessment of the estimated income derived from certain of the Company's revenues that were considered "infringing revenues".

On August 5, 2003, the District Court ruled on NTP's request for an injunction with respect to RIM continuing to sell BlackBerry devices, software and service in the United States and entered judgment with respect to several previously announced monetary awards issued in favor of NTP. The District Court granted NTP the injunction requested; however, the District Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal. On June 7, 2004, the Company and NTP each made oral submissions before the CAFC.

On December 14, 2004, the CAFC ruled on the appeal by the Company of the District Court's judgment. The CAFC concluded that the District Court erred in construing the claim term "originating processor", which appears in five of sixteen claims within NTP's patents, but did not err in construing any of other claim terms on appeal and affirmed the remainder of the District Court's claim constructions. The CAFC further concluded that the District Court correctly found infringement under 35 U.S.C. section 271(a), correctly denied the Company's motion for judgment as a matter of law and did not abuse its discretion in three of its evidentiary rulings.

The CAFC December 2004 decision would remand to the District Court the questions of whether and to what extent the jury verdict of infringement should be set aside, based on the prejudicial effect, if any, of the District Court's erroneous claim construction of the term "originating processor". The CAFC ordered that should such prejudicial effect be shown, and because the jury verdict did not specify the amount of infringing sales attributed to each individual patent claim, or the specific devices and services determined by the jury to infringe each separately asserted claim, the District Court on remand will also have to determine the effect of any alteration of the jury verdict on the District Court's damage award and on the scope of the District Court's injunction. Accordingly, the CAFC decision would vacate the District Court's judgment and the injunction, and remand the case to the District Court for further proceedings consistent with the CAFC's ruling. As a result, the CAFC would affirm-in-part, vacate-in-part and remand certain matters for further proceedings. The Company filed a petition for rehearing.

During the fourth quarter of fiscal 2005, the Company and NTP entered into settlement negotiations, which concluded with the parties jointly announcing the signing of a binding Term Sheet on March 16, 2005, that resolved all current litigation between them. As part of the resolution, NTP granted RIM and its customers an unfettered right to continue its BlackBerry-related wireless business without further interference from NTP or its patents. This resolution related to all NTP patents involved in the current litigation as well as all current and future NTP patents. The resolution covered all of RIM's past and future products, services and technologies and also covered all customers and providers of RIM products and services, including wireless carriers, distributors, suppliers and independent software vendor ("ISV") partners. Under the terms of the resolution, RIM would have the right to grant sublicenses under the NTP patents to anyone for products or services that interface, interact or combine with RIM's products, services

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



or infrastructure. The resolution permitted RIM and its partners to sell its products, services and infrastructure completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, ISV partners or against third party products that use RIM's BlackBerry Connect/BlackBerry Built-In technology. The parties announced that RIM would pay to NTP $450 million in final and full resolution (the "resolution amount") of all claims to date against RIM, as well as for a fully-paid up license (the "NTP license") going forward. As discussed below, due to an impasse in the process of finalizing a definitive licensing and settlement agreement, RIM subsequently took action to enforce the Term Sheet. On November 30, 2005, the District Court ruled that the Term Sheet was not enforceable. See management's discussion below of the impact of the November 30, 2005 ruling on the Company's accounting for the litigation.

During the fourth quarter of fiscal 2005, the Company recorded an incremental expense of $294.2 million to adjust the total NTP provision to the resolution amount plus current and estimated legal, professional and other fees, less the previous cumulative quarterly provisions for enhanced compensatory damages, prejudgment interest, plaintiff's attorney fees, estimated postjudgment interest, and current and estimated future costs with respect to legal and other professional fees, and the acquisition of a $20 million intangible asset.

As noted above, on June 9, 2005, RIM announced that, due to an impasse in the process of finalizing a definitive licensing and settlement agreement with NTP, RIM would take court action to enforce the binding Term Sheet agreed upon and jointly announced by RIM and NTP on March 16, 2005. In order to enforce the Term Sheet, RIM filed a Motion to Stay Appeal and Remand for Enforcement of Settlement Agreement, which requested that the CAFC stay the appeal and remand to the District Court to enforce the Term Sheet.

On June 10, 2005, NTP filed its Response with the CAFC, in which it opposed RIM's motion and alleged there was, and is, no settlement agreement reached by the parties. NTP's Response asked the CAFC to dispose of RIM's petition for rehearing, and remand the patent dispute to the District Court for the further proceedings contemplated in the CAFC's December 14, 2004 decision. On June 13, 2005, RIM filed its Reply with the CAFC.

During the first quarter of fiscal 2006, the Company recorded an expense of $6.5 million to account for incremental current and estimated future legal and professional fees.

On August 2, 2005, the CAFC issued a ruling that denied RIM's motion to stay the appeal and to remand the case to the District Court to enforce the settlement terms. The CAFC was not asked to and did not rule on the enforcement of the settlement and therefore the effect of this ruling was to leave matters relating to the enforcement of the settlement to be decided by the District Court.

In addition to the denial of the stay motion, the CAFC also issued a ruling on the appeal proceedings on August 2, 2005. In January 2005, RIM had petitioned the CAFC for a rehearing of the CAFC's initial December 14, 2004 ruling by the three-judge panel and/or en banc review by all active judges of the CAFC. In its August 2, 2005 ruling, the CAFC granted RIM's petition for rehearing by the three-judge panel, thereby rendering moot the petition for en banc review. In its ruling, the three-judge panel of the CAFC formally withdrew its original decision of December 14, 2004, and replaced it with a new decision.

At trial in the District Court in 2002, NTP had successfully asserted 16 claims of five patents against RIM. The August 2, 2005 CAFC decision reversed the District Court's ruling of

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



infringement on six of the 16 claims, and found that RIM does not infringe those six claims, which removes one of the five patents from the case. Consistent with its prior ruling, the CAFC also vacated the District Court's finding of infringement of an additional three of the 16 patent claims because the District Court erred in construing their scope, and remanded to the District Court for further proceedings based on the new claim construction. Infringement of the remaining seven claims contained in the four remaining NTP patents was affirmed in the August 2, 2005 ruling.

Consistent with its December 2004 ruling, the CAFC also vacated the damages award and injunction imposed by the District Court and ordered further proceedings.

On August 16, 2005, RIM petitioned the CAFC for a rehearing of the CAFC's August 2, 2005 ruling as to the affirmed patent claims by the three-judge panel and/or en banc review by all active judges of the CAFC. The CAFC requested that NTP file a response. NTP filed a response on August 31, 2005.

During the second quarter of fiscal 2006, the Company recorded an expense of $6.6 million to account for incremental current and estimated future legal and professional fees.

On October 7, 2005, the CAFC denied RIM's petition to rehear the three-judge panel decision that was issued on August 2, 2005. On October 21, 2005, the CAFC denied RIM's motion to stay further proceedings in the case until the Supreme Court decides whether it will accept an appeal of the decision in this case, and ordered that its mandate remanding the case to the District Court be effective on October 21, 2005. On October 26, 2005, the Supreme Court denied RIM's motion to stay further proceedings in the case until it decides whether it will accept an appeal of the decision in the case.

On November 9, 2005, the District Court issued a Scheduling Order in which it determined that it would review matters in the following order: the enforceability of the Term Sheet, the Company's request for a stay of the judicial proceedings until completion of the re-examination proceedings in the Patent Office, and thereafter the remand issues. As noted above, on November 30, 2005, the District Court issued two rulings in the patent litigation between the Company and NTP. The District Court ruled that the Term Sheet entered between the parties in March 2005 to settle the litigation was not an enforceable agreement. Other details of the ruling were filed under seal by the District Court, therefore RIM cannot comment further on the details of the decision. The District Court also denied RIM's motion to stay further proceedings in the case until the Patent Office reaches a final determination in its re-examination of the NTP patents. As a result of the rulings, further proceedings will continue in the District Court. See management's discussion below of the impact of the November 30, 2005 ruling on the Company's accounting for the litigation.

On December 9, 2005, RIM filed a request that the Supreme Court accept an appeal of the CAFC's August 2, 2005 decision in relation to its affirmation of infringement on seven litigated patent claims. NTP filed an opposition to RIM's Petition for a Writ of Certiorari on December 23, 2005 and RIM filed its Reply Brief to NTP's opposition on January 3, 2006.


On December 16, 2005, the District Court issued a Scheduling Order which required initial briefs on the remand issues filed by both parties by January 17, 2006, with responses by both parties due by February 1, 2006. The District Court also granted the U.S. Department of Justice ("DOJ")

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



leave to file a brief addressing the scope and timing of implementing an injunction if one were granted. A hearing date has not yet been scheduled by the District Court.

Discussion

During the upcoming proceedings, the District Court will be asked to decide a variety of matters relating to the litigation, including the impact of the CAFC's reversal of infringement findings on issues of liability and damages. RIM also expects NTP to ask the District Court to enter a new injunction prohibiting RIM from providing BlackBerry service and from using, selling, manufacturing or importing its devices and software in the United States. The District Court is expected to schedule a hearing prior to deciding each of these matters. RIM maintains that an injunction is inappropriate given the specific facts of this case, including:

     o the outright rejection of all NTP patent claims in rigorous initial Office Actions already issued by the Patent Office (the rejections were based in part on prior art not considered in the District Court trial in 2002 and were derived through a recently improved Patent Office process whereby re-examination decisions now require thorough review and unanimous agreement from a panel of supervisors and senior patent examiners);
     o the fact that the Patent Office has issued second Office Actions on three of the four remaining patents adjudicated on that took into account NTP's responses to the initial Office Actions and found them unpersuasive, thus maintaining its rejections, and is expected to continue issuing its next Office Actions with special dispatch;
     o    RIM's pending request for Supreme Court review;
     o the Supreme Court's November 28, 2005 decision to hear the appeal in the case of MercExchange v. eBay on questions relating to the circumstances in which injunctions should be available in patent litigation; and
     o public interest concerns relating to any potential suspension or interruption of BlackBerry service in the United States.

RIM believes these factors should hold significant weight in any decisions relating to an injunction, however it will ultimately be up to the courts to decide these matters and there can never be an assurance of a favorable outcome in any litigation.

As noted above, RIM has filed a request that the Supreme Court accept an appeal of the CAFC's August 2, 2005 decision in relation to its affirmation of infringement on seven litigated patent claims. NTP filed an opposition to RIM's Petition for a Writ of Certiorari on December 23, 2005 and RIM filed its Reply Brief to NTP's opposition on January 3, 2006. While further review by the Supreme Court is generally uncommon, RIM continues to believe this case raises significant national and international issues warranting further appellate review.

As a contingency, RIM has also been preparing software workaround designs which it intends to implement if necessary to maintain the operation of BlackBerry services in the United States if an injunction is granted to NTP. While RIM believes that the software workaround designs do not infringe on NTP's patents, it will ultimately be up to the courts to determine whether this is the case, and the Company cannot provide any assurance in this regard. If an injunction is granted to NTP and RIM is not able to promptly vacate, stay or overturn the injunction, provide services or products outside the scope of the NTP patents, or enter into a license with NTP on reasonable terms: (a) RIM may be unable to continue to export or make available for sale its wireless devices and software into the United States and/or make available BlackBerry service to users in the

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



United States, which is the largest market for RIM's products and services; and
(b) the Company may have to terminate the contractual arrangements with its customers, carriers and resellers in the United States, and the Company could be subject to claims for any losses incurred or claims against such customers, carriers and resellers. The costs related to implementing software workaround solutions as well as other potential losses from an injunction would be material to the Company's operating results and financial position.

During the third quarter of fiscal 2006, the Company recorded an expense of $26.2 million to account for incremental current and estimated future legal and professional fees in the amount of $7.9 million as well as an accrual in the amount of $18.3 million to write-off the intangible asset following the November 30, 2005 ruling.

As at the end of the Company's current fiscal period, the amount of further loss, if any, was not reasonably determinable given the inherent uncertainty of the outcome of the litigation and the application of judicial discretion. The litigation accrual of $450 million, which amount had previously been agreed to by the parties to settle the dispute, represents the Company's best current estimate as to the litigation expense relating to this matter based on current knowledge and consultation with legal counsel. Consequently, no additional amounts, from those described above and in note 10 to the Consolidated Financial Statements, have been provided for as NTP litigation expenses as at November 26, 2005. The actual resolution of the NTP matter may materially differ from the provisions recorded as at November 26, 2005 as a result of future rulings by the courts, a settlement between the parties or implementation of workaround solutions, therefore potentially causing future quarterly or annual financial results to be materially affected, either adversely or favorably. The Company would therefore be required at that time to make additional significant adjustments for such legal proceedings or a settlement amount in the event of further developments or resolution in this matter, consistent with U.S. GAAP.


Investment Income

Investment income increased by $7.4 million to $17.5 million in the third quarter of fiscal 2006 from $10.1 million compared to the same period last year. The increase primarily reflects improved interest rate yields and the significant increase in cash, cash equivalents, short-term investments and investments during the current quarter compared to the prior year's fiscal period.

Income Taxes

For the third quarter of fiscal 2006, the Company's income tax expense with respect to net income earned was $45.6 million, resulting in an effective tax rate of 27.5%. The deferred tax asset recorded on the balance sheet relates primarily to the NTP matter and the November 30, 2005 District Court ruling that the Term Sheet is not binding and therefore the accrued litigation amount is not currently deductible for income tax purposes. This has resulted in a reallocation of income tax expense between current and deferred income taxes in the current quarter.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



For the third quarter of fiscal 2005, the Company's income tax expense with respect to net income earned was $1.7 million and pertained to Canadian large corporation taxes and certain other minimum and foreign taxes. The Company's remaining income tax expense was offset by the utilization of previously unrecognized deferred tax assets. As at November 27, 2004, the Company had determined that it was not able to satisfy the "more likely than not" standard and continued to take a full valuation allowance on its available deferred tax assets.

Net Income

Net income was $120.1 million, or $0.63 per share basic and $0.61 per share diluted, in the third quarter of fiscal 2006 compared to net income of $90.4 million, or $0.48 per share basic and $0.46 per share diluted, in the prior year's comparable period.

The weighted average number of shares outstanding was 189.3 million common shares for basic earnings per share ("EPS") and 196.3 million common shares for diluted EPS in the third quarter of fiscal 2006, compared to 188.3 million common shares for basic EPS and 197.8 million common shares for diluted EPS for the third quarter of fiscal 2005.

Nine months ended November 26, 2005 compared to the nine months ended November 27, 2004

Revenue

Revenue for first nine months of fiscal 2006 was $1.5 billion, an increase of $559.0 million, or 59.1%, from $945.6 million in the first nine months of fiscal 2005.

A comparative breakdown of the significant revenue streams is set forth in the following table:


                                                 Nine Months Ended                                  Change - Fiscal
                                    November 26, 2005            November 27, 2004                      2006/2005
                               ------------------------------------------------------------------------------------------

Handheld devices sold                2,925,000                    1,732,000                    1,193,000           68.9%
                               =================            =================           =================================

ASP                              $         359                 $        384                  $       (25)          -6.6%
                               =================            =================           =================================

Revenue Mix

Handheld devices                 $    1,048,713       69.7%    $     664,531      70.3%      $   384,182           57.8%
Service                                 266,349       17.7%          167,377      17.7%           98,972           59.1%
Software                                127,588        8.5%           75,911       8.0%           51,677           68.1%
Other                                    61,976        4.1%           37,826       4.0%           24,150           63.8%
                               ------------------------------------------------------------------------------------------
                                 $    1,504,626      100.0%    $     945,645     100.0%      $   558,981           59.1%
                               ==========================================================================================



Handheld device revenue increased by $384.2 million, or 57.8%, to $1.05 billion, or 69.7% of consolidated revenue in the first nine months of fiscal 2006 compared to $664.5 million, or 70.3%

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



of consolidated revenue in the first nine months of fiscal 2005. This increase in handheld device revenue over the prior year's period is primarily attributable to a volume increase of 1,193,000 devices sold or 68.9% to approximately 2,925,000 devices sold in the first nine months of fiscal 2006 compared to approximately 1,732,000 devices sold in the first nine months of fiscal 2005, partially offset by a decrease of $25, or 6.6%, in ASP to $359 in the current nine month fiscal period from $384 in the first nine months of fiscal 2005.

Service revenue increased by $98.9 million, or 59.1%, to $266.3 million and comprised 17.7% of consolidated revenue in the first nine months of fiscal 2006 compared to $167.4 million, or 17.7% of consolidated revenue in the first nine months of fiscal 2005. BlackBerry subscriber account additions were approximately 1.8 million for the nine month period ended November 26, 2005 compared to approximately 1.0 million for the comparable period last year.

Software revenue increased $51.7 million, or 68.1%, to $127.6 million in the first nine months of fiscal 2006 from $75.9 million in the first nine months of fiscal 2005.

Other revenue increased by $24.2 million to $62.0 million in the first nine months of fiscal 2006 compared to $37.8 million in the first nine months of fiscal 2005. The majority of the increase was attributable to increases in non-warranty repair, NRE and accessories revenue.

Gross Margin

Gross margin increased by $347.4 million, or 71.7 %, to $832.0 million, or 55.3% of revenue, in the first nine months of fiscal 2006, compared to $484.6 million, or 51.2% of revenue, in the same period of the previous fiscal year. During the second quarter of fiscal 2006, the Company recorded charges to cost of sales for an incremental warranty provision, due to a change in the estimated return rates and average repair cost per unit for certain handheld product lines, and for the write-down of certain excess and obsolete sundry and accessories inventories to their respective estimated net realizable values. These two charges totaled $6.2 million or 0.4% of consolidated revenues.

The net improvement of 4.1% in consolidated gross margin percentage was primarily due to the following factors:

o Favorable changes in BlackBerry device product mix in the first nine months of fiscal 2006;
o Improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscribers in the first nine months of fiscal 2006 compared to the first nine months of fiscal 2005;
o Software revenue at $127.6 million comprised 8.5% of the consolidated revenue mix in the first nine months of fiscal 2006, compared to $75.9 million and 8.0% respectively in the first nine months of fiscal 2005;
o A decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations as well as certain raw material cost reductions relating to the leveraging of its supply chain; and
o An increase in NRE and non-warranty repair revenue in the first nine months of fiscal 2006.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



Research and Development, Selling, Marketing and Administration, and Amortization Expense

Research and Development

Research and development expenditures increased by $41.7 million to $113.8 million, or 7.6% of revenue, in the nine months ended November 26 2005, compared to $72.1 million, or 7.6% of revenue, in the first nine months of fiscal 2005. The majority of the increases during the first nine months of fiscal 2006, compared to fiscal 2005, were attributable to salaries and benefits, third party new product development costs, travel, office and related staffing infrastructure costs.


Selling, Marketing and Administration Expenses

Selling, marketing and administrative expenses increased by $85.0 million to $219.1 million for the first nine months of fiscal 2006 compared to $134.1 million for the comparable period in fiscal 2005. As a percentage of revenue, selling, marketing and administrative expenses increased to 14.6% in the current fiscal period versus 14.2% in the comparable preceding fiscal period.

The net increase of $85.0 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses, compensation expense, consulting and external advisory costs, travel, and office and related staffing infrastructure costs.


Amortization

Amortization expense of certain capital and intangible assets increased by $7.8 million to $34.6 million for the first nine months of fiscal 2006 compared to $26.8 million for the comparable period in fiscal 2005.

Investment Income


Investment income increased by $21.8 million to $47.0 million in the first nine months of fiscal 2006 from $25.2 million for the same period last year. The increase primarily reflects improved interest rate yields and the increase in cash, cash equivalents, short-term investments and investments during the current fiscal period compared to the prior year's fiscal period.

Income Taxes

For the first nine months of fiscal 2006, the Company's income tax expense was $108.5 million resulting in an effective tax rate of 23.0%. During the first quarter of fiscal 2006, the tax provision was reduced by $27.0 million as a result of the Company recognizing incremental cumulative ITC's attributable to prior fiscal years. ITC's are generated as a result of the Company incurring eligible SR&ED expenditures, which, under the "flow-through" method, are credited as a reduction of income tax expense. The Company recorded this $27.0 million

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



reduction in its deferred income tax provision as a result of a favorable tax ruling involving another Canadian technology corporation, but also applicable to the Company. The tax ruling determined that stock option benefits are considered eligible SR&ED expenditures.

The deferred tax asset recorded on the balance sheet relates primarily to the NTP matter and the November 30, 2005 District Court ruling that the Term Sheet is not binding and therefore the accrued litigation amount is not currently deductible for income tax purposes. This has resulted in a reallocation of income tax expense between current and deferred income taxes in the current quarter.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

For the first nine months of fiscal 2005, the Company's income tax expense was $2.3 million and pertained to Canadian large corporation taxes and certain other minimum and foreign taxes. The Company's remaining income tax expense was offset by the utilization of previously unrecognized deferred tax assets.


Net Income

Net income was $363.7 million, or $1.91 per share basic and $1.84 per share diluted, in the first nine months of fiscal 2006 compared to net income of $216.0 million, or $1.15 per share basic and $1.10 per share diluted, in the prior year's comparable period.

The weighted average number of shares outstanding was 190.1 million common shares for basic EPS and 197.2 million common shares for diluted EPS for the nine months ended November 26, 2005, compared to 187.1 million common shares for basic EPS and 196.2 million common shares for diluted EPS for nine months ended November 27, 2004.


Liquidity and Capital Resources

Three months ended November 26, 2005 compared to the three months ended August 27, 2005

Cash and cash equivalents, short-term investments and investments decreased by $293.0 million to $1.61 billion as at November 26, 2005 from $1.90 billion as at August 27, 2005 resulting primarily from the Company's current quarter share repurchase of 6.3 million common shares in the amount of $391.2 million pursuant to the Company's Common Share Repurchase Program, partially offset by the net cash generated from operations in the current quarter. The majority of the Company's cash and cash equivalents, short-term investments and investments are denominated in U.S. dollars as at November 26, 2005.

A comparative summary of cash and cash equivalents, short-term investments and investments is set out below.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



                                                    As at             As at
                                                 November 26,      August 27,
                                                    2005              2005            Change
                                                -----------------------------------------------------
Cash and cash equivalents                        $    733,111    $  1,083,390      $ (350,279)
Short-term investments                                181,537         123,593          57,944
Investments                                           690,949         691,598            (649)
                                                -----------------------------------------------------
Cash, cash equivalents, short-term
investments and investments                      $  1,605,597    $  1,898,581      $ (292,984)
                                                =====================================================


Three months ended November 26, 2005 compared to the three months ended November 27, 2004

Cash flow provided by operating activities was $148.3 million in the third quarter of fiscal 2006, compared to cash flow provided by operating activities of $72.8 million in the third quarter of the preceding fiscal year, representing an increase of $75.5 million. The table below summarizes the key components of this net increase.


                                              Three Months Ended                     Change
                                   November 26, 2005        November 27, 2004      2005/2004
                            ---------------------------------------------------------------------
Net income                          $     120,149            $      90,395          $  29,754

Amortization                               21,464                   15,741              5,723
Changes in:
  Trade receivables                       (42,777)                 (55,378)            12,601
  Other receivables                        (8,529)                     241             (8,770)
  Inventory                               (27,956)                 (12,832)           (15,124)
  Accounts payable                         29,325                   23,971              5,354
  Accrued liabilities                      28,549                    1,549             27,000
  All other                                28,061                    9,083             18,978
                            -------------------------------------------------------------------
                                    $     148,286            $      72,770          $  75,516
                            ===================================================================

Cash flow used in financing activities was $387.4 million for the third quarter of fiscal 2006 compared to cash flow provided by financing activities of $17.9 million in the fiscal 2005 comparable period. The use of cash in the third quarter of fiscal 2006 was primarily attributable to the repurchase of 6.3 million common shares in the amount of $391.2 million pursuant to the Company's Common Share Repurchase Program.

Cash flow used in investing activities was $110.9 million for the third quarter of fiscal 2006, which included transactions involving the proceeds on sale or maturity of short-term investments and investments, net of the costs of acquisition in the amount of $59.9 million as well as $51.0 million which included capital asset additions of $43.6 million and intangible asset additions of $7.4 million. For the third quarter of the prior fiscal year, cash flow used in investing activities was $155.4 million and included transactions involving the costs of acquisition of short-term investments and investments, net of the proceeds on sale or maturity in the amount of $124.3

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



million as well as $31.1 million which included capital asset additions of $25.3 million and intangible asset additions of $5.8 million.


Nine months ended November 26, 2005 compared to the nine months ended November 27, 2004

Cash flow provided by operating activities was $458.0 million in the first nine months of fiscal 2006 compared to cash flow provided by operating activities of $190.0 million in the first nine months of the preceding fiscal year, representing an increase of $268.0 million. The table below summarizes the key components of this net increase.


                                                     Nine Months Ended                    Change
                                           November 26, 2005     November 27, 2004       2005/2004
                                    ----------------------------------------------------------------


Net income                               $     363,724           $     215,960       $  147,764

Amortization                                    60,657                  50,535           10,122
Changes in:
  Trade receivables                            (65,134)                (83,016)          17,882
  Other receivables                            (28,066)                (12,406)         (15,660)
  Inventory                                    (19,389)                (46,287)          26,898
  Accounts payable                              62,300                  39,678           22,622
  Accrued liabilities                           47,235                  21,939           25,296
  All other                                     36,651                   3,609           33,042
                                    ------------------------------------------------------------
                                         $     457,978           $     190,012       $  267,966
                                    ============================================================


Cash flow used for financing activities was $375.9 million for the first nine months of fiscal 2006 compared to cash flow provided by financing activities of $49.6 million in the fiscal 2005 comparable period with the use of cash in fiscal 2006 primarily attributable to the repurchase of common shares.

Cash flow provided by investing activities was $41.0 million for the first nine months of fiscal 2006, which included transactions involving the proceeds on sale or maturity of short-term investments and investments, net of the costs of acquisition in the amount of $192.7 million offset, in part, by $151.7 million relating to capital asset expenditures of $130.6 million and intangible asset expenditures of $17.3 million. For the first nine months of the prior fiscal year, cash flow used for investing activities was $786.2 million which included transactions involving the costs of acquisition of short-term investments and investments, net of the proceeds on sale or maturity in the amount of $707.6 million as well as $78.6 million relating to capital asset expenditures of $62.2 million and intangible asset expenditures of $14.3 million.

NTP Litigation Funding

See also "Litigation" and notes 10 and 13(a) to the Consolidated Financial Statements.

Commencing in the first quarter of fiscal 2004 and on a quarterly basis thereafter, the District Court has required the Company to deposit the sum of the current fiscal period's enhanced

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



compensatory damages amount, calculated as 8.55% of infringing revenue (as determined by the District Court), plus postjudgment interest, into a bank escrow account, subsequent to the end of each fiscal quarter (the "quarterly deposit"). The quarterly deposit is set aside in escrow until the completion of the ongoing litigation with NTP. Subsequent to November 26, 2005, the Company made the quarterly deposit with respect to the third quarter of fiscal 2006 because RIM remains under a court order to do so while the appeal remains pending. The quarterly deposit obligation for the first three quarters of fiscal 2006 and the quarterly deposits for fiscal 2005 and fiscal 2004 are reflected as Restricted cash of $196.1 million on the Consolidated Balance Sheet as at November 26, 2005.

The Company has a $70 million Letter of Credit Facility (the "Facility") in place with a Canadian financial institution and had previously utilized $48 million of the Facility in order to fund a letter of credit to partially satisfy the Company's liability and funding obligation in the NTP matter, as described in note 10 to the Consolidated Financial Statements. The letter of credit of $48 million excludes the quarterly deposits into the escrow bank account, which are shown as Restricted cash on the Company's Consolidated Balance Sheets. The Company has pledged specific investments as security for the Facility.

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company's contractual obligations and the periods in which payments are due as at November 26, 2005:

                                                                             One to     Four to     Greater
                                                              Less than      Three       Five      than Five
                                                  Total       One Year       Years       Years       Years
                                             ------------------------------------------------------------------
Long-term debt                                  $   6,953     $     249     $  6,704   $      -    $      -
Operating lease obligations                        54,179         3,214       12,644      8,670      29,651
Purchase obligations and commitments              338,154       338,154            -          -           -
                                             ------------------------------------------------------------------
Total                                           $ 399,286     $ 341,617     $ 19,348   $  8,670    $ 29,651
                                             ==================================================================


Purchase obligations and commitments of $338.2 million as of November 26, 2005, in the form of purchase orders or contracts, are primarily for the purchase of raw materials, as well as for capital assets and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. Timing of payment and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations. The Company may also be liable for certain key suppliers' component part inventories and purchase commitments if the Company's changes to its demand plans adversely affects these certain key suppliers.

As of November 26, 2005, the Company had commitments on account of capital expenditures of approximately $22.1 million included in the $338.2 million above, primarily for manufacturing, information technology including service operations.

The Company intends to fund current and future capital and intangible asset expenditure requirements from existing financial resources and cash flows.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



The Company has not declared any cash dividends in the last three fiscal years.

Cash, cash equivalents, short-term investments and investments were $1.61 billion as at November 26, 2005. The Company's cash position, net of its estimated $450 million NTP litigation resolution liability, is $1.35 billion, as $196.1 million has already been funded into escrow (see "NTP Litigation Funding"). The Company's believes its financial resources are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.

Market Risk of Financial Instruments

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. Dollar. The majority of the Company's revenues in fiscal 2006 are transacted in U.S. Dollars, Canadian Dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. Dollars. Other expenses, consisting of the majority of salaries, certain operating costs and most manufacturing overhead, are incurred primarily in Canadian Dollars. At November 26, 2005, approximately 2% of cash and cash equivalents, 27% of trade receivables and 22% of accounts payable and accrued liabilities are denominated in foreign currencies (November 27, 2004 - 2%, 34%, and 24%, respectively). These foreign currencies include the Canadian Dollar, British Pound and Euro. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including forward contracts and options. The Company does not use derivative instruments for speculative purposes.

To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward contracts to sell U.S. Dollars and purchase Canadian Dollars, to sell Euros and purchase U.S. Dollars, and to sell British Pounds and purchase U.S. Dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at November 26, 2005. As at November 26, 2005, the unrealized gain on these forward contracts was approximately $23.1 million (November 27, 2004 - $29.7 million). These amounts were included in Other current assets and Accumulated other comprehensive income.

To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward contracts to sell U.S. Dollars and purchase Canadian Dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. As at November 26, 2005, a gain of $0.3 million was recorded in respect of this amount (November 27, 2004 - $0.8 million). This amount was included in Selling, marketing and administration expenses.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



To hedge exposure relating to foreign currency cash and receivable balances, the Company has entered into forward contracts to sell Canadian Dollars and purchase U.S. Dollars, to sell Euros and purchase U.S. Dollars, to sell British Pounds and purchase U.S. Dollars, and to sell Hungarian Forint and purchase U.S. Dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. Dollar value of the hedged assets. As at November 26, 2005, a loss of $0.3 million was recorded in respect of this amount (November 27, 2004 - loss of $1.4 million). This amount was included in Selling, marketing and administration expenses.

To hedge exposure relating to foreign currency deferred income taxes, the Company has entered into forward contracts to sell Canadian Dollars and purchase U.S. Dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. Dollar value of the hedged asset. As at November 26, 2005, a gain of $0.1 million was recorded in respect of this amount (November 27, 2004 - nil). This amount was included in Selling, marketing and administration expenses.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

RIM has historically been dependent on an increasing number of significant telecommunications carrier customers ("carriers") and on larger more complex contracts with respect to sales of the majority of its products and services. The Company expects this trend to continue as it generates an increasing amount of its handheld device products, software and relay access service revenues through network carriers and resellers, rather than directly. The Company is undergoing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. While the Company sells to a variety of customers, three customers comprised 16%, 16% and 15% of trade receivables as at November 26, 2005 (August 27, 2005 - three customers comprised 16%, 16% and 12%). Additionally, three customers comprised 19%, 17% and 15% of the Company's third quarter sales in fiscal 2006 (third quarter of fiscal 2005 - three customers comprised 21%, 19% and 12%).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at November 26, 2005, the maximum exposure to a single counterparty was 45% of outstanding derivative instruments (November 27, 2004 - 39%).

The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in liquid, investment grade securities and by limiting exposure to

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
          For the Three Months and Nine Months Ended November 26, 2005



any one entity or group of related entities. As at November 26, 2005, no single issuer represented more than 10% of the total cash, cash equivalents and investments (November 27, 2004 - no single issuer represented more than 9% of the total cash, cash equivalents and investments).

                                                                    DOCUMENT 3

                                FORM 52-109FT2

                       CERTIFICATION OF INTERIM FILINGS
                           DURING TRANSITION PERIOD


I, James Balsillie, the Co-Chief Executive Officer of Research In Motion Limited certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Research In Motion Limited (the issuer) for the interim period ending November 26, 2005;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:  January 6, 2006


/s/ James Balsillie
--------------------------
James Balsillie
Co-Chief Executive Officer

                                FORM 52-109FT2

                       CERTIFICATION OF INTERIM FILINGS
                           DURING TRANSITION PERIOD


I, Michael Lazaridis, the Co-Chief Executive Officer of Research In Motion Limited certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings)of Research In Motion Limited (the issuer) for the interim period ending November 26, 2005;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:  January 6, 2006


/s/ Michael Lazaridis
--------------------------
Michael Lazaridis
Co-Chief Executive Officer

                                FORM 52-109FT2

                       CERTIFICATION OF INTERIM FILINGS
                           DURING TRANSITION PERIOD


I, Dennis Kavelman, the Chief Financial Officer of Research In Motion Limited certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Research In Motion Limited (the issuer) for the interim period ending November 26, 2005;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:  January 6, 2006


/s/ Dennis Kavelman
--------------------------
Dennis Kavelman
Chief Financial Officer

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                RESEARCH IN MOTION LIMITED
                                             ------------------------------
                                                      (Registrant)

Date:  January 6, 2006                       By:     /S/ DENNIS KAVELMAN
      ------------------------                  ----------------------------
                                                Name:  Dennis Kavelman
                                                Title: Chief Financial Officer